UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

Empire Resources, Inc.

(Name of Subject Company)

Empire Resources, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

29206E100

(CUSIP Number of Class of Securities)

Sandra Kahn
Vice President, Chief Financial Officer
2115 Linwood Avenue
Fort Lee, New Jersey 07024
(201) 944-2200

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Peter Golden, Esq.
Brian Miner, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004
(212) 859-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1. Subject Company Information.

Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Empire Resources, Inc., a Delaware corporation (“Empire Resources” or the “Company”). The address of Empire Resources’ principal executive office is 2115 Linwood Avenue, Fort Lee, New Jersey 07024. The telephone number at this address is (201) 944-2200.

Securities.

The title of the class of equity securities to which this Schedule 14D-9 relates is Empire Resources’ common stock, par value $0.01 per share (“Common Stock”). As of March 30, 2017 there were 8,250,455 shares of Common Stock issued and outstanding.

Item 2. Identity and Background of Filing Information.

Name and Address.

Empire Resources is the person filing this Schedule 14D-9 and is the subject company. The name, business address and business telephone number of Empire Resources are set forth in Item 1 “Subject Company Information” above under the heading “Name and Address,” which information is incorporated by reference herein.

Tender Offer.

This Schedule 14D-9 relates to the cash tender offer by Ta Chen Investment Corporation., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Ta Chen Stainless Pipe Co., Ltd., a publicly traded Taiwan corporation (“Ta Chen”), to purchase all of the outstanding shares of Common Stock at a purchase price of $7.00 per share, net to the seller in cash without interest (the “Offer Price”), less any applicable withholding tax, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 7, 2017 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal” and, which together with the Offer to Purchase, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Ta Chen and Purchaser with the United States Securities and Exchange Commission (the “SEC”) on April 7, 2017. The Offer to Purchase and Letter of Transmittal are Exhibits (a)(1) and (a)(2) to this Schedule 14D-9, respectively, and are incorporated by reference herein.

Upon the terms and subject to the conditions to the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will (i) immediately following the Expiration Date (as defined below), accept for payment all shares of Common Stock validly tendered and not validly withdrawn, prior to the Expiration Date (the time of such acceptance, the “Acceptance Time”) and (ii) as promptly as practicable following the Expiration Date pay for all such shares of Common Stock.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated March 30, 2017, by and among Purchaser, Ta Chen and Empire Resources, as amended by Amendment No. 1 dated April 6, 2017 (as further amended or supplemented from time to time, the “Merger Agreement”). The Merger Agreement provides that, among other things, at 9:00 a.m. (New York City time) on the date of, and as soon as possible following the Acceptance Time (the “Closing Date”) and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the General Corporation Law of the State of Delaware, as amended (the “DGCL”), Purchaser will be merged with and into Empire Resources (the “Merger”), with Empire Resources surviving the Merger as a wholly owned subsidiary of Ta Chen (the “Surviving Corporation”). The Merger will be effected under Section 251(h) of the DGCL, which provides that following consummation of a tender offer for any and all shares of a public corporation, and subject to certain statutory provisions, if the stock irrevocably accepted for purchase in the tender offer, plus the stock otherwise owned by the acquiror, equals at least the percentage of shares of each class of stock of the acquired corporation that would otherwise be required for the stockholders of the acquired corporation to adopt the Merger Agreement, and the non-tendering stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the vote of the stockholders of the acquired corporation. Accordingly, the Merger Agreement provides that the parties will effect the closing of the Merger without a vote of the stockholders of Empire Resources in accordance with Section 251(h) of the DGCL on the Closing Date. At the time the Merger becomes effective (the “Effective Time”), all then outstanding shares of Common Stock (other than shares of Common Stock held in treasury, owned by Empire Resources or any of its wholly owned subsidiaries or by Ta Chen or any of its subsidiaries, or shares of Common Stock held by stockholders who have validly exercised their appraisal rights under the DGCL) will be converted into the right to receive the Offer Price less any applicable withholding tax. See “Treatment of Equity-Based Awards under the Merger Agreement” under Item 3 below for a discussion of treatment of options to purchase shares of Common Stock (“Company Options”).

The Offer is initially scheduled to expire at 11:59 P.M. (New York City time) on May 4, 2017, subject to extension in certain circumstances as required or permitted by the Merger Agreement, the SEC or applicable law (such date and time, as it may be so extended, the “Expiration Date”). The obligation of Purchaser to accept for payment and to pay for any shares of Common Stock validly tendered in the Offer and not withdrawn prior to the expiration of the Offer is subject to certain conditions, including (i) there having been validly tendered and not validly withdrawn prior to the expiration of the Offer that number of shares of Common Stock which, when added to the shares of Common Stock, if any, already owned by Ta Chen and its subsidiaries, but excluding, for the avoidance of doubt, any shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee, would represent at least a majority of all shares of Common Stock then issued and outstanding; (ii) no United States governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law or order which is then in effect that enjoins or otherwise prohibits the consummation of the Offer or the Merger; (iii) any other statute, rule, regulation, court order, or injunction the violation of which would reasonably be expected to have a Material Adverse Effect on Ta Chen and the Company (on a consolidated basis after giving effect to the Merger) or would subject any director or officer of Ta Chen or the Company to criminal liability (other than a misdemeanor the only penalty for which is a monetary fine) in a jurisdiction in which the director of officer resides; and (iv) other customary conditions. The Offer is not subject to a financing condition.

Ta Chen has advised Empire Resources that it has formed Purchaser for the purpose of making the Offer. As set forth in the Offer to Purchase, the business address of Ta Chen is 5855 Obispo Avenue, Long Beach, California 90805 and the business address of Purchaser is 2140 South Dupont Highway, Camden, Delaware 19934 and the telephone number at both such offices is (562) 808-8000.

The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and Letter of Transmittal, copies of which are Exhibits (a)(1) and (a)(2) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

The Merger Agreement is summarized in Section 12 — “The Transaction Agreements — The Merger Agreement” of the Offer to Purchase. The summary of the Merger Agreement set forth in the Offer to Purchase and any summary of provisions of the Merger Agreement set forth herein do not purport to be complete and each is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Empire Resources has filed this Schedule 14D-9 and Ta Chen and Purchaser have filed the Schedule TO with the SEC at the website maintained by the SEC at www.sec.gov.

For the reasons described in more detail below, the board of directors of Empire Resources (the “Board”) unanimously recommends that Empire Resources’ stockholders accept the Offer and tender their shares of Common Stock pursuant to the Offer.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9, as of the date of this Schedule 14D-9, to the knowledge of Empire Resources, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest, between (i) Empire Resources or any of its affiliates, on the one hand, and (ii) either (x) Empire Resources or any of Empire Resources’ executive officers, directors or affiliates or (y) Ta Chen, Purchaser or any of their respective executive officers, directors or affiliates, on the other hand.

Arrangements with Ta Chen and Purchaser.

Merger Agreement

The summary of the Merger Agreement contained in Section 13 — “Purpose of the Offer; No Stockholder Approval; Plans for Empire Resources” of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15 “Conditions of the Offer” of the Offer to Purchase are incorporated herein by reference. Such summary and description do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement.

The Merger Agreement filed as Exhibit (e)(1) to this Schedule 14D-9 is intended to provide holders of shares of Common Stock with information regarding the terms of the Merger Agreement and is not intended to update, modify or supplement any factual disclosures about Ta Chen, Purchaser or Empire Resources or any of their respective affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of that agreement, were solely for the benefit of the parties to such agreement and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and discussed in the foregoing description, it is important to bear in mind that the representations, warranties and covenants were negotiated with the principal purposes of allocating risk between the parties, rather than establishing matters as facts, and establishing the circumstances in which a party to the Merger Agreement may have the right not to consummate the Offer or the Merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise. Such representations, warranties and covenants may also be subject to a contractual standard of materiality that is different from what may be viewed as material by holders of shares of Common Stock or from the standard of materiality generally applicable to reports or documents filed with the SEC, and in some cases were qualified by disclosures set forth in a disclosure letter that was provided by Empire Resources to the other parties but is not publicly filed as part of the Merger Agreement. Stockholders of Empire Resources and other investors are not third-party beneficiaries under the Merger Agreement and should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent developments or new information may or may not be fully reflected in the parties’ public disclosures.

Tender Agreement

In connection with its approval of the Merger Agreement, the Board also approved the Tender Agreement dated as of March 30, 2017 between Nathan and Sandra Kahn, Ta Chen and Purchaser (the “Tender Agreement”). Among other things, the Tender Agreement provides for Nathan and Sandra Kahn to tender the 3,822,523 shares of Common Stock they own, representing approximately 46.3% of the outstanding shares of Common Stock, into the Offer, subject to the provisions of the Tender Agreement. The Kahns have the right to contribute up to 82,000 shares of Common Stock, representing approximately 1% of the outstanding shares, to one or more charities rather than tendering those shares pursuant to the Offer. If all of such shares are contributed to charities, the tender of their remaining shares by the Kahns, when taken together with shares owned by Ta Chen and Purchaser, would still result in the satisfaction of the condition to the Offer that sufficient shares be tendered to result in Ta Chen owning a majority of shares on a fully diluted basis. The Tender Agreement will terminate if the Merger Agreement is terminated, including a termination by the Company to accept another acquisition proposal in accordance with the terms of the Merger Agreement. The summary of the Tender Agreement contained in Section 13 — “Purpose of the Offer; No Stockholder Approval; Plans for Empire Resources” of the Offer to Purchase and the description of the conditions of the

Offer contained in Section 15 “Conditions of the Offer” of the Offer to Purchase are incorporated herein by reference. Such summary and description do not purport to be complete and are qualified in their entirety by reference to the Tender Agreement, which is filed as Exhibit (e)(2) to this Schedule 14-9 and is incorporated herein by reference.

Confidentiality Agreement

On January 18, 2017, Empire Resources and Ta Chen entered into a Confidentiality Agreement (the “Confidentiality Agreement”), pursuant to which Ta Chen agreed that, subject to certain limitations, certain information related to Empire Resources or its affiliates furnished to Ta Chen or its subsidiaries and its and their respective representatives will be used by them solely for the purpose of evaluating, negotiating and executing a possible negotiated transaction between or involving Ta Chen and Empire Resources, and would be kept confidential, except as otherwise provided in the Confidentiality Agreement. Ta Chen also agreed, among other things, to certain standstill provisions which prohibit Ta Chen and its representatives from taking certain actions with respect to Empire Resources for a period ending on second anniversary of the date of the Confidentiality Agreement. The Confidentiality Agreement provides that, if Empire Resources were to announce a change of control transaction with another party, Ta Chen could make a confidential, non-public and bona fide proposal to the Board regarding a possible transaction, notwithstanding the standstill provisions. This summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated herein by reference.

Exclusive Forum Bylaw

On March 30, 2017, the Board approved an amendment to the Amended and Restated Bylaws of the Company, as previously amended, by adding a new Section 5.5, which reads as follows:

“Section 5.5. Exclusive Forum. Unless the Corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director or officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation arising pursuant to any provision of the Delaware General Corporation Law or the Corporation’s Certificate of Incorporation or Bylaws (as either may be amended from time to time), or (iv) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation governed by the internal affairs doctrine shall be a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware).”

Arrangements with Current Executive Officers and Directors of Empire Resources.

Certain executive officers and directors of Empire Resources may be deemed to have certain interests in the Transactions that may be different from or in addition to those of Empire Resources’ stockholders generally. Those interests may create potential conflicts of interest. The Board was aware of those interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Transactions.

Consideration for Shares Tendered Pursuant to the Offer

Certain executive officers and directors of Empire Resources hold shares of the Common Stock. If the executive officers and directors of Empire Resources who own shares were to tender their shares for purchase pursuant to the Offer, they would receive the same consideration on the same terms and conditions as the other stockholders of Empire Resources who tender their shares for purchase pursuant to the Offer. As of March 30, 2017, the executive officers and directors of Empire Resources and their affiliates beneficially owned, in the aggregate, 4,018,447 shares of Common Stock, excluding shares issuable upon exercise of Company Options held by those individuals. If the executive officers and directors and their affiliates were to tender all of such shares for purchase pursuant to the Offer and those shares were to be accepted for purchase and purchased by Purchaser, the executive officers and directors would receive an aggregate of $28,129,129, subject to any required withholding of taxes, net to the seller in cash without interest.

The following table sets forth, as of March 30, 2017, the consideration that each executive officer, director and his or her affiliates would be entitled to receive in respect of his, her or its outstanding shares, assuming such individual were to tender all of his or her outstanding shares pursuant to the Offer and those shares were to be purchased by Purchaser.

Name	Position	Number of Shares	Consideration Payable in Respect of Shares
Nathan Kahn(1)	Chief Executive Officer, President and Director	3,822,523	$26,757,661
Sandra Kahn(1)	Vice president, Chief Financial Officer and Director	3,822,523	$26,757,661
William Spier	Chairman of the Board of Directors	173,617	$1,215,319
Harvey Wrubel(2)	Vice President of Sales/Director of Marketing and Director	17,604	$123,228
Jack Bendheim	Director	0	$0
Peter G. Howard	Director	0	$0
Douglas Kass	Director	0	$0
Nathan Mazurek	Director	0	$0
Morris J. Smith	Director	4,703	$32,921
TOTAL		4,018,447	$28,129,129

(1)	Nathan and Sandra Kahn share voting and investment power with the respect to the 3,822,523 shares reported.
(2)	Excludes options to acquire 50,000 shares at an exercise price of $1.625 per share, as described below.

Treatment of Equity Awards in the Transaction

Other than Harvey Wrubel, a member of the Board, Vice President of Sales and Director of Marketing, none of Empire Resources’ executive officers and directors holds any outstanding Company Options. As of March 30, 2017, Mr. Wrubel held Company Options to acquire 50,000 Shares at an exercise price of $1.625 per Share. All of these options are fully vested and currently exercisable. The Company Options held by Mr. Wrubel are the only Company Options currently outstanding. In accordance with the Merger Agreement, each Company Option outstanding immediately prior to the Effective Time, whether or not then exercisable or vested, will be cancelled at the Effective Time and each Company Option with an exercise price that is less than the Offer Price will be converted automatically into the right to receive promptly after the Effective Time, an amount in cash equal to the product of (i) the excess, if any, of the Offer Price over the applicable per share exercise price of the Company Option multiplied by (ii) the number of shares subject to the Company Option immediately prior to the Effective Time, less applicable taxes required to be withheld with respect to such payment. Upon consummation of the Merger, Mr. Wrubel would be entitled to receive $268,750, less applicable taxes required to be withheld with respect to such payment, in consideration for cancellation of all of his Company Options.

Change of Control and Termination Payments

Except for the agreement providing for the provision of health insurance benefits to two executive officers described below, Empire Resources is not a party to a change of control agreement with any of its directors or executive officers. Empire Resources is a party to employment agreements with certain of its named executive officers. These agreements do not require any payments or provide for any benefits to these executive officers in the event of a change in control. Following a termination of employment without cause, a party to the employment contract would receive the salary and benefits provided by the contract. In the case of Harvey Wrubel, vice president of sales and a director, following a termination of his employment without cause, he would be entitled, generally, to all earned and accrued but unpaid benefits and other compensation, plus severance equal to his salary for the remaining contract term. Additional information about these employment agreements and the amounts of compensation paid to named executive officers is set forth below under “Executive Officer Compensation.” Pursuant to the Merger Agreement, Ta Chen has agreed to honor all employment agreements between Empire Resources and its officers and other employees. Empire Resources does not have a severance policy for employees without employment contracts.

In addition, in connection with the Merger Agreement, Ta Chen, Purchaser, and Empire Resources entered into an agreement (the “Health Insurance Agreement”) with Nathan Kahn, chief executive officer and a director of the Company, and Sandra Kahn, vice president, chief financial officer and a director of the Company, providing that following consummation of the Merger and regardless of whether they remain employees of the Company, the Company shall continue to provide, at its cost, health insurance to each of Nathan and Sandra Kahn until they are eligible for Medicare.

Annual Bonuses

Empire Resources pays bonuses each year to certain of its officers and employees. Bonuses with respect to the year ended December 31, 2016 have been fully reflected in the financial statements for that year. As of the date of the Merger Agreement, a portion of these bonuses, aggregating approximately $641,000, had not been fully paid to the employees although the amounts were accrued on the financial statements. Under the Merger Agreement, these accrued but unpaid amounts in respect of the 2016 bonuses will be paid to the appropriate employee by June 30, 2017. None of the named executive officers will receive any of these payments. The amounts of the bonuses were based on performance during 2016 and generally determined by December 31, 2016 and were not related to the Offer or the Merger.

Employees

Under the Merger Agreement, Ta Chen has agreed that, for a period of one year following the purchase of shares of Common Stock in the Offer, it will cause Empire Resources not to terminate any of its employees other than for cause or good reason (however, Nathan Kahn and Sandra Kahn may be terminated for any reason). In addition, Ta Chen shall cause Empire Resources to (i) maintain for a period of one year following the purchase of shares of Common Stock in the Offer for each individual employed by Empire Resources without an employment contract, for so long as such person remains employed by Empire Resources, (x) base salary or wages and benefit plans (other than equity based plans) in effect as of the date of the Merger Agreement or (y) to provide compensation and employee benefits (other than equity based benefit plans) to each current employee of Empire Resources that are not materially less favorable in the aggregate to such employees than those benefits in effect as of the date of the Merger Agreement.

Ta Chen has also agreed to cause the Surviving Corporation to honor, all Company benefit plans (including all severance, change of control and similar plans, policies, practices and agreements disclosed to Ta Chen) in accordance with their terms as in effect as of the date of the Merger Agreement. Nothing in the Merger Agreement prevents the amendment or termination of any specific plan, program, policy, practice or agreement, or will be construed to interfere with Ta Chen’s, the Surviving Corporation’s or any of their respective affiliates’ rights or obligations to make changes as are necessary to comply with applicable law, the terms of the Merger Agreement or any Company benefit plan.

For all purposes under any employee benefit plan or arrangement of Ta Chen, the Surviving Corporation and their respective affiliates, including severance, benefit and vacation or other paid-time off benefits, made available to any Empire Resources employee after the Effective Time (other than any defined benefit pension plan) (the “New Plans”), Ta Chen has agreed to provide that (i) each Employee will receive credit for the Employee’s years of service with Empire Resources and its Subsidiaries before the Effective Time (including predecessor or acquired entities or any other entities) for purposes of eligibility to participate in and vesting thereunder (except to the extent such credit would result in a duplication of accrual of benefits or with respect to New Plans) and (ii) all pre-existing condition exclusions or limitations and actively-at-work requirements of each New Plan will be waived or satisfied for such Employee and his or her covered dependents to the extent waived or satisfied under the analogous Empire Resources plan as of the Effective Time, and (iv) eligible expenses incurred by each Employee and his or her covered dependents in respect of the plan year in which the Closing occurs will be taken into account for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to the Employee and his or her covered dependents for such applicable plan year as if such amounts had been paid in accordance with such New Plan.

Each of Nathan and Sandra Kahn have discussed with Ta Chen their willingness to remain with the Surviving Corporation to assist in the transition of ownership and to help ensure continuity for employees, customers and vendors of the Company. It is currently expected that the Kahns will remain employees of the Surviving Corporation for approximately one year following consummation of the Merger. Sandra Kahn would continue under her existing employment agreement, without any change in compensation, and Nathan Kahn would continue to receive the salary and benefits he currently receives, without any increase in such amounts. There are no new contracts with respect to these understandings. In addition, Ta Chen has agreed to provide Nathan and Sandra Kahn with health insurance, at the Company’s expense, until each becomes eligible for Medicare, regardless of whether they remain employees of the Company.

Information Regarding Golden Parachute Compensation

Golden Parachute Compensation

Except for the Health Insurance Agreement, neither Empire Resources nor Ta Chen has any agreement or understanding, whether written or unwritten, with any executive officer of Empire Resources concerning any type of compensation, whether present, deferred or contingent, that is based on or otherwise relates to an acquisition, merger, consolidation, sale or other disposition of all or substantially all assets of Empire Resources, including the Offer and Merger. Consequently, there is no information required by Item 402(t) of Regulation S-K regarding the compensation for each of our named executive officers that is based on or otherwise relates to the Offer and the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. As described above under “Treatment of Equity Award in the Transaction,” Company Options will be cancelled in the Merger and the holder of the Company Options will receive a cash amount equal to the excess of the Offer Price over the exercise price of each Company Option.

Director Compensation

Each director is paid $1000 for attendance (in person or by telephone) at meetings of the board of directors and $20,000 per annum. William Spier, chairman of the board, receives an annual retainer of $30,000 for serving as non-executive chairman. In addition, all directors are reimbursed for out-of-pocket expenses incurred in connection with attendance at meetings.

The following table provides compensation information for the one-year period ended December 31, 2016 for each non-employee director:

Name	Fees Earned or Paid in Cash ($)	Total ($)
Jack Bendheim	26,000	26,000
Peter Howard	4,000	4,000
Douglas Kass	26,000	26,000
Nathan Mazurek	26,000	26,000
Morris Smith	26,000	26,000
William Spier	35,000	35,000

Executive Officer Compensation

The table below sets forth, for the last two fiscal years, the compensation earned by Empire Resources named executive officers: (i) Nathan Kahn, chief executive officer, president and director, (ii) Sandra Kahn, chief financial officer, vice president and director, and (iii) Harvey Wrubel, vice president of sales and director.

Name and principal Position	Year	Salary ($)	Bonus ($)	compensation ($)(1)	Total ($)
Nathan Kahn, Chief Executive Officer, President and Director	2016	556,160	—	15,400	571,560
	2015	556,000	—	12,540	568,540
Sandra Kahn, Chief Financial Officer, Vice President, Treasurer, Secretary and Director	2016	250,000	—	15,400	265,400
	2015	225,000	—	11,400	236,400
Harvey Wrubel, Vice President of Sales and Director	2016	402,379	542,750	16,048	961,177
	2015	379,760	375,960	11,500	767,220

(1)	Represents board of director fees and automotive expense.

As of January 1, 2017, the annual salaries for Nathan Kahn, Sandra Kahn and Harvey Wrubel were increased to $561,722, $275,000, and $429,250, respectively.

Empire Resources entered into employment agreements with each of the named executive officers in 1999. Under the terms of these agreements, the compensation committee of the Company’s Board has discretion to determine annually the percentage increase in base salary (no decrease is permissible), provided that such annual increase must be no less than the increase in the cost of living for the previous year, based upon a local consumer price index. The employment agreements with Ms. Kahn and Mr. Wrubel are automatically renewed every two years unless either the Company or the executive officer gives notice of termination. The current term of the employment agreements for Ms. Kahn and Mr. Wrubel extends until December 31, 2018, unless automatically renewed. Although Mr. Kahn’s employment agreement terminated in 2004, Empire Resources has continued to provide Mr. Kahn a base salary calculated in accordance with its terms and to comply with many of the other terms of the expired agreement.

The compensation committee of the Board generally determines the amount of any bonus to be awarded to Mr. and Mrs. Kahn. No bonuses were awarded to them for the fiscal years 2015 or 2016. Mr. Wrubel and the compensation committee have agreed that he will receive an annual bonus of 13% of the Company’s earnings before tax.

Indemnification and Insurance

The Merger Agreement provides that Ta Chen and the Surviving Corporation will cause all rights to indemnification, advancement of expenses and exculpation existing as of the date of the Merger Agreement in favor of any present or former director, officer or employee of Empire Resources or any of its subsidiaries (the “Indemnified Parties”) as provided in Empire Resources’ organizational documents to survive the Merger and to continue in full force and effect for a period of not less than six years after the Effective Time.

The Merger Agreement further provides that the Surviving Corporation will indemnify all Indemnified Parties to the fullest extent permitted by applicable law (as modified by the provisions of the Certificate of Incorporation and By-Laws as in effect as of the Effective Time) with respect to all acts and omissions arising out of or relating to their services as directors, officers or employees of Empire Resources, its subsidiaries or another person, if such Indemnified Party is or was serving as a director, officer or employee of such other person at the request of Empire Resources, whether asserted or claimed before, at or after, or occurring before or at, the Effective Time (including in connection with the negotiation and execution of the Merger Agreement and the consummation of the Transactions or otherwise). Such obligations shall expire six years and 60 days from the Effective Time (provided that all rights to indemnification in respect of any proceeding asserted or made within such time period shall survive until the final disposition of such proceeding).

The Merger Agreement further provides that Ta Chen shall cause the Surviving Corporation to maintain in effect for at least six years after the Effective Time the current policies of directors’ and officers’ liability insurance maintained by Empire Resources or policies of at least the same coverage and amounts containing terms and conditions that are no less advantageous with respect to claims arising out of or relating to events which occurred before or at the Effective Time (including in connection with the negotiation and execution of the Merger Agreement and the consummation of the Transactions or otherwise) so long as Ta Chen and the Surviving Corporation are not required to pay an annual premium in excess of 300% of the last annual premium paid by Empire Resources for such insurance before the date of the Merger Agreement (such 300% amount being the “Maximum Premium”). If the Surviving Corporation is unable to obtain the insurance described in the prior sentence for an amount less than or equal to the Maximum Premium, then Ta Chen shall cause the Surviving Corporation to instead obtain as much comparable insurance as possible for an annual premium equal to the Maximum Premium. Notwithstanding the foregoing, in lieu of the arrangements contemplated by this paragraph, before the Effective Time, Empire Resources is entitled to, and intends to, purchase a “tail” directors’ and officers’ liability insurance policy, with an annual premium not to exceed the Maximum Premium, covering the matters described in this paragraph and, if Empire Resources purchases such a policy before the Effective Time, then Ta Chen and the Surviving Corporation’s obligations described in this paragraph will be satisfied so long as Ta Chen and the Surviving Corporation cause the policy to be maintained in effect for a period of six years following the Effective Time.

In the event that the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, the Surviving Corporation are required to take all necessary action so that the successors or assigns of the Surviving Corporation assumes the foregoing obligations regarding insurance and indemnification.

Item 4. The Solicitation or Recommendation.

Solicitation or Recommendation

At a meeting of the Board held on March 30, 2017, the Board unanimously (i) approved and declared fair and advisable and in the best interests of Empire Resources the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement (collectively, the “Transactions”), (ii) approved the Tender Agreement, (iii) determined that it is in the best interests of Empire Resources and its stockholders that Empire Resources enter into the Merger Agreement and consummate the Transactions on the terms and subject to the conditions set forth in the Merger Agreement, and (iv) resolved that the Offer was approved and to recommend to the stockholders of Empire Resources that they accept the Offer and tender their shares of Common Stock pursuant to the Offer.

Based on the foregoing, and for the other reasons described in more detail below, the Board hereby unanimously recommends that Empire Resources’ stockholders accept the Offer and tender their shares of Common Stock pursuant to the Offer.

Background and Reasons for the Board’s Recommendation

Background of the Offer

The following chronology summarizes the key meetings and events that led to the signing of the merger Agreement. It does not purport to catalogue every conversation or communication among the Board or the representatives of the Company and other parties.

The Board and Empire Resources’ management have recognized that the relatively small equity market capitalization of the Company and limited public float for shares of Common Stock may have certain negative consequences for the Company and its stockholders. These possible consequences include the inability at certain times to buy or sell more than small number of shares of Common Stock without affecting the market price for shares, possible limitations on the ability of the Company to undertake equity financings or possible higher cost for such financings to reflect potentially limited liquidity, and potential disparities between the Board’s perception of the Company’s value and the value placed on the shares of Common Stock by the market. These concerns do not relate to the underlying health of the Company’s business; but, they may constrain the strategic alternatives available to the Company because it could affect the attractiveness of the use of equity as payment to candidates for acquisition by the Company and certain financing arrangements for transactions not related to the conduct of the business in the ordinary course, such as a leveraged recapitalization or a significant acquisition, might be more expensive than for larger companies or more difficult to obtain. As a result, the Board has largely followed a strategy of organic growth and seeking to enhance stockholder value by operating the Company as a public entity substantially in a manner it has operated in the past, while remaining willing to consider unsolicited bona fide indications of interest by third parties in strategic partnerships or acquisitions of the Company.

A number of years before Ta Chen first contacted the Company in 2013 about a possible acquisition of the Company, representatives of the Company contacted a company engaged in businesses that suggested they might be interested in acquiring the Company. Neither of these companies was interested in pursuing discussions. The Board concluded that the small size of the Company compared to the size of the companies contacted was a significant factor in the decision by these parties not to pursue discussions. The Board also appreciated that the leveraged nature of the Company’s operations would likely require a meaningful equity investment relative to the cost of acquiring the Company for a private equity firm and, as a result, most private equity firms interested in pursuing smaller companies might find the company to be a less attractive investment opportunity than other alternative transactions. In light of these conclusions, the Board did not subsequently actively solicit third parties regarding possible acquisitions of the Company.

In early June of 2013, Ta Chen contacted Nathan Kahn, Chief Executive Officer of the Company and the Company’s largest stockholder, to advise him that Ta Chen owned approximately 5% of the shares of Common Stock and might be interested in acquiring control of the Company. On June 13, 2013, Ta Chen filed a Schedule 13D reporting that it owned approximately 5.25% of the shares of Common Stock and its possible interest in acquiring control of the Company.

In January of 2014, Nathan Kahn, Chief Executive Officer of the Company and the Company’s largest stockholder, was contacted by the Chief Operating Officer of Ta Chen Stainless and Aluminum expressing Ta Chen’s interest in acquiring Mr. Kahn’s shares of Common Stock, representing approximately 44% of the outstanding shares, and which together with Ta Chen’s stock ownership, would result in Ta Chen owning approximately 49% of the shares of Common Stock. Based on this conversation, Mr. Kahn believed Ta Chen was prepared to buy his Common Stock at a cash price of $5.75 per share and the $2 million of the Company’s 10% Convertible Senior Subordinated Notes at an “as converted” price of $6 per share. In a subsequent discussions, Mr. Kahn advised Ta Chen that, regardless of his ability under applicable law to sell his shares of Common Stock without making provision for the other stockholders of the Company, as a matter of principle, he would not pursue a transaction in which other stockholders did not have the same opportunity to participate on the same terms as he did. He also expressed concern about a sale of a control position to Ta Chen without any provision for a subsequent acquisition of the shares of Common Stock not owned by Ta Chen for a number of reasons, including the failure to improve the stock market trading issues that confronted the Company. Ta Chen stated it might be interested in a transaction in which it acquired 49% of the shares of Common Stock immediately with Mr. Kahn receiving the $5.75 per share and the “as converted” $6 per share amounts described above and acquired all remaining shares and notes at some later date at $5.50 per share for both Common Stock and other convertible notes and would be a “passive partner” until it owned 100% of the shares.

After discussions with the non-employee members of the Board, on February 7, 2014, Mr. Kahn, through the Company’s outside legal counsel, Fried, Frank, Harris, Shriver & Jacobson LLP (“Fried Frank”), communicated to Ta Chen the outline of a transaction in which Ta Chen would acquire approximately 44% of the shares of Common Stock pursuant to an offer open to all stockholders at a cash price of $5.60 and in 2016 would acquire all remaining shares of Common Stock at a cash price of $5.60 per share and all convertible notes on an “as converted” basis at the equivalent of $5.60 per share. The proposed transaction was explained as follows:

“At the request of Nathan Kahn, I am sending you a summary of an outline of a possible transaction with Empire Resources that is based upon your discussions with Nathan last week. This outline reflects your desire to obtain 49% ownership in 2014, be a “passive partner” until 2016, and your commitment to acquire the balance of the company in 2016.

The transaction outline also reflects Nathan’s desire to ensure that the public stockholders of ERS are treated fairly and receive the same benefits of any transaction that he does. In furtherance of that objective, Nathan would share the “control premium” you were willing to pay him on his common shares and his convertible debentures with all other shareholders and debenture holders so that all investors would receive payments based upon the same value per common share and at the same time as Nathan. The attached outline does not change the aggregate cost of the transaction that you discussed with Nathan in which he would have received a higher price in 2014 for his shares and a higher price for his debentures in 2016; rather, it re-allocates this premium among all investors. Therefore, the revised transaction pricing should be cost neutral to you. (A second attached document indicates how the proposed transaction price was calculated based upon the prices you and Nathan discussed last week.)

The attachments set forth a structure and terms that were discussed. Although Nathan has consulted with the independent directors of the company in connection with this proposal and continuing to pursue a potential transaction together, the board will need to carefully and independently evaluate any transaction and independently determine that it is fair and in the best interests of stockholders before there are any commitments or agreements by the company or Nathan. Assuming that you determine that the attached outline presents an acceptable basis for a possible transaction, Nathan would ask the ERS board to begin a formal process of reviewing the possible transaction with its advisors.”

Discussions followed in which Ta Chen indicated it did not wish to pursue the two-step structure outlined by the Company; but, it remained interested in acquiring the Company. On February 11, 2014, Mr. Kahn suggested to Ta Chen that it submit a detailed proposal.

On February 14, 2014, outside counsel to Ta Chen, Kurosaki and Parker, PC, communicated to Fried Frank that Ta Chen had concluded that a two-step transaction was “not an advantageous route for either party;” but, that Ta Chen was “open to a single cash out transaction.” This communication included an outline of a transaction in which Ta Chen would acquire ownership of all shares of Common Stock and all shares of Common Stock not owned by Ta Chen would receive $5.50 per share in cash, convertible notes to be cashed-out at the same $5.50 per share price on an “as converted” basis, and all options to be cashed out at the spread between $5.50 per share and the per share exercise price of the options. The proposal was conditioned upon a due diligence review of the Company, approval by stockholders of both the Company and Ta Chen, and receipt of a conditional commitment to replace the Company’s existing credit facility. Ta Chen also provided for a $3 million fee in the event the transaction was not completed for any reason other than the conditions it had outlined.

The due diligence requirements of Ta Chen and its banks and other advisors, the timing of any transaction, the Company’s desire to avoid disruption to its business during any discussions, including the need for confidentiality until entry into a binding agreement on a transaction, and for the parties to act quickly to determine whether an agreement could be reached all were discussed after February 14.

On March 3, 2014, Mr. Kahn and Jack Bendheim, a non-employee director of the Company, met with two representatives of Ta Chen to discuss a possible transaction. Timing, due diligence, the retention of key employees at the Company (other than Nathan and Sandra Kahn) and financing were discussed. The Company’s desire that there be a very high level of assurance that any announced transaction be completed was communicated.

In the following weeks, counsel for the Company negotiated a confidentiality agreement with the bank Ta Chen proposed would provide a credit facility to replace the Company’s existing facility following completion of an acquisition. The due diligence requirements of various parties also were discussed.

Before any confidentiality agreements were signed, the Company became aware that one of its important vendors had heard that the Company was being acquired and had indicated it might defer doing further business with the Company. Ta Chen assured the Company that it was not the source of this leak. However, in light of concerns about what the Company believed were extensive due diligence requirements over an extended period of time, the need to ensure that the Company had credit facility in place following the scheduled expiration of its existing facility, and the risks of adverse business consequences to the Company if the possibility of a transaction became known to the Company’s employees, customers, and suppliers before

Ta Chen had entered into a binding acquisition agreement, the Company decided to suspend discussions with Ta Chen. It advised Ta Chen that it would be willing to pursue a transaction with Ta Chen following the filing of the Company’s Annual Report on Form 10-K if Ta Chen could act quickly to complete due diligence and all financing arrangements.

On March 20, 2014, the Board created a committee (the “Transaction Committee”) comprised of three non-employee directors, Jack Bendheim, Nathan Mazurek, and William Spier, to provide supervision and direction to the Company’s management, including Mr. Kahn, with respect to strategic alternatives that might be available to the Company, including possible transactions with Ta Chen.

On April 2, 2014, Ta Chen filed an amendment to its Schedule 13D in which it reported that it reduced its ownership of shares of Common Stock to approximately 4.77% of the outstanding shares.

On April 11, 2014, the Transaction Committee held a telephonic meeting, at which Mr. Kahn, Sandra Kahn, Vice President, Chief Financial Officer of the Company and a representative of Fried Frank, participated. A representative from Fried Frank reviewed the fiduciary duties of directors under Delaware law in the context of exploring possible strategic alternatives, including sales of control of the Company. The Transaction Committee reviewed various possible actions with respect to Ta Chen. In light of the prior advice to Ta Chen that the Company remained receptive to a transaction in the interests of the Company’s stockholders if Ta Chen were willing to engage in a process which did not create significant risks of disruption to the Company’s business, the Transaction Committee determined that the Company should not initiate further contact with Ta Chen.

In early May 2014, Mr. Kahn was contacted by the owner of a private company who expressed interest in acquiring the shares of Common Stock owned by Mr. Kahn. A member of the Transaction Committee also had indicated that a different private company had indicated it might have interest in a transaction with the Company. In light of these developments, a telephonic meeting of the transaction Committee was held on May 15, 2014, with Mr. and Mrs. Kahn and Fried Frank participating. Mr. Kahn reported that he had had a telephone conversation with a representative of Ta Chen in which Ta Chen stated that it intended to seek to re-open discussions regarding a possible acquisition of the Company after Ta Chen completed the acquisition of an unrelated pending transaction and that Ta Chen was not interested in selling the shares of Common Stock it owned back to the Company or in the market. A member of the committee reported that he was waiting to hear from a private company (“Company A”) that had expressed possible interest in the company to him. Mr. Kahn reported that the owner of a different private company (“Company B”) had expressed interest in acquiring the shares of Common Stock owned by Mr. Kahn, with the objective of maintaining the Company as a publicly traded entity. After reviewing the matter, the committee agreed that Mr. Kahn should meet with this party to determine the party’s vision for the Company and its stockholders and that no non-public information should be provided to this party.

In the weeks following the May 15 Transaction Committee meeting, the member of the committee that had contact with Company A was informed by Company A that it had no interest in pursuing a transaction with the Company. In addition, after consulting with certain non-employee directors, Mr. Kahn advised the owner of Company B that Mr. Kahn, in his capacity as a stockholder, would not be willing to pursue a transaction in which only his shares of Common Stock were acquired by Company. As a result, no meeting was held between Mr. Kahn and Company B.

In August, 2104, Mr. Kahn was contacted again by the owner of Company B about a possible transaction. A telephonic meeting of the Transaction Committee was held on August 4, 2014, with Mr. and Mrs. Kahn and a representative of Fried Frank participating. Mr. Kahn reported on the recent expression of interest by Company B in acquiring Mr. Kahn’s shares of Common Stock. Mr. Kahn reminded the committee that he had decided not to pursue Company B’s interest to acquire Mr. Kahn’s approximately 40% interest in the Company in March because Mr. Kahn wanted all Company stockholders to participate in a transaction pro rata and that neither he, in his capacity as a stockholder, nor the directors he had consulted believed that a sale of effective control of the Company as proposed by Company B was in the Company’s best interest. After discussion and in light of Company B’s stated desire to maintain the Company as a publicly traded entity, the committee agreed that Mr. Kahn should advise Company B that the Company was not interested in a transaction involving only approximately 40% of the shares of Common Stock, that the Company would consider a transaction in which Company B acquired at least 75% of the shares of Common Stock, and that the Company would be willing to explore the acquisition of Company B.

Over the next month, Mr. Kahn had a number of conversations with Company B about possible transactions involving Company B’s acquisition of a majority of the outstanding shares of Common Stock. No non-public Company information was provided to Company B. After consulting with a number of non-employee directors, Mr. Kahn terminated discussions with Company B because Company B was not willing to acquire a large enough number of shares of Common Stock and the type of transaction proposed by Company B would likely exacerbate the issues raised by the small float in the trading market for shares, to the possible detriment of stockholders of the Company.

In late 2014 and early 2015, the Company explored a possible acquisition of a private company, but ultimately determined that the transaction was not possible on terms in the best interest of the Company.

In early April 2015, Mr. Kahn again was contacted by Company B, which indicated that it was interested in pursuing a transaction in which Company B would acquire between 51% and 60% of the shares of Common Stock on a fully diluted basis from all stockholders on a pro rata basis at a cash price of $5.10 per share. In a subsequent telephone call from an advisor to Company B, Mr. Kahn was advised that the proposal was non-negotiable. A telephonic meeting of the Transaction Committee was held on April 23, 2015, with Mr. and Mrs. Kahn and a representative of Fried Frank participating. Fried Frank reviewed the directors’ legal responsibilities. The committee considered the implications of the proposal for stockholders when the trading price for shares was approximately $4, including a “blended” value for a holder of a share of approximately $4.66 per share, assuming the trading price for shares retained by stockholders remained around $4 per share (assuming 60% of the shares could be sold at $5.10) and the reduced float in the trading market. The committee reviewed its previous conclusions regarding a similar transaction with Company B and also received a report on the Company’s financial performance and outlook, which Mr. Kahn believed were better than at the time of the previous discussions with Company B. The committee concluded that pursuing a transaction with Company B in which stockholders would continue to own at least 40% of their shares was not in the best interest of the Company and its stockholders. Mr. Kahn was instructed to communicate the rejection of Company B’s proposal to Company B.

When Company B was advised of the rejection of its proposal by Mr. Kahn, it requested guidance on what would be acceptable to the Transaction Committee. Mr. Kahn informed Company B that the committee had previously indicated that Company B would need to buy 75% of the shares of Common Stock. Company B responded that a deal requiring it to acquire that amount of shares was not acceptable to it regardless of the price per share. The members of the Transaction Committee were informed of this exchange on April 27, 2015.

At the Board’s September 17, 2015 meeting, Mr. Kahn informed the Board that he and Mrs. Kahn were going to explore the possibility of formulating a proposal to take the Company private and that they were going to file a Schedule 13D with the SEC to disclose their plans. He explained that he didn’t know if a proposal would be made or, if made, what the terms would be other than that it would entail the acquisition of all of the shares of Common Stock which they did not currently own. Mr. Kahn explained that he intended to discuss a possible transaction with potential sources of financing, including the holders of the Company’s convertible notes. (In connection with their consideration of a possible transaction, the Kahns received assistance from Fried Frank.) After a discussion, Mr. Kahn suggested that a special committee of independent disinterested directors be formed to deal with any acquisition proposals and otherwise have the powers of the previous special committee, with Mr. Smith and Mr. Mazurek being the members because they were the only non-management directors who did not own any of the Company’s 10% Senior Subordinated Convertible Notes. The Board approved the formation of this committee. Among other things, the committee was authorized to retain its own financial advisor and legal counsel (other than Fried Frank); however, those actions were deferred until a proposal had been made by the Kahns. The Company issued a press release announcing the Kahns’ plans on September 17, 2015.

On September 18, 2015, Mr. and Mrs. Kahn filed a Schedule 13D with the SEC reporting that they had decided to explore the possibility of formulating a proposal to acquire all shares of Common Stock they did not own in a merger or similar transaction as well to discuss financing opportunities with convertible noteholders and other parties.

On January 14, 2016, Mr. and Mrs. Kahn advised the Board that they were no longer exploring the possibility of formulating a proposal to acquire all of the shares of Common Stock that they did not own. They also advised the board of their continued commitment to working with the Board to build stockholder value. On that date, the Company issued a press release announcing that the Kahns were no longer exploring the possible acquisition of the Company and on September 15, 2105, the Kahns filed with the SEC an amendment to their Schedule 13D reporting this information.

During the period between the announcement of the interest by the Kahns in acquiring the Company and the announcement of their decision not to pursue a transaction, the Company did not receive any indications of interest in a change of control transaction from any other parties.

All outstanding 10% Senior Subordinated Convertible Notes of the Company were paid off in accordance with their terms at principal plus accrued interest on June 1, 2016, the maturity date of the notes.

In early June 2016, Mr. Kahn was contacted by a representative of Ta Chen about the possibility a meeting in late June or early July to discuss the possibility of re-engaging in strategic discussions. The meeting occurred in June 2016. In response to Ta Chen’s inquiry as to whether the Company would like to pursue a transaction involving the acquisition of the entire Company, Mr. Kahn reminded Ta Chen of the Company’s receptivity to an acquisition proposal if due diligence and negotiations could be completed quickly, confidentially and otherwise in a manner not risking disruption to the Company’s business.

On June 27, 2016, Ta Chen communicated to Mr. Kahn a proposal to acquire the Company in a transaction in which the holders of shares of Common Stock would receive $4.91 per share in cash. A preliminary list of due diligence items also was provided. Ta Chen stated that the offer price represented an approximately 40% premium to the closing price for shares of Common Stock on June 25, 2016 and an approximately 40% premium to the 90-day, 180-day and 360-day trading averages for shares of Common Stock.

On June 29, 2016, the Board met to consider the Ta Chen proposal and concluded that it was financially inadequate and significantly undervalued the Company. A letter informing Ta Chen of the Board’s decision was e-mailed to Ta Chen. In response to a Ta Chen inquiry as to whether the Company wished to continue discussions, Ta Chen was advised that the Board would consider a revised Ta Chen proposal. Ta Chen was encouraged to submit its best offer and to provide details on its financing.

On June 30, 2016, Ta Chen advised Mr. Kahn that it had available cash on hand to pay for an acquisition of the Company and had met with a number of US commercial banks to discuss replacing the Company’s existing credit facility and remained open to keeping the existing facility in place. Ta Chen also proposed a cash price of $5.50 per share of Common Stock as a basis for further discussions.

In early July 2016, Mr. Kahn had a conversation with Ta Chen in which Ta Chen requested guidance on an acceptable price and Mr. Kahn indicated that, in his capacity as a stockholder and not as a director of the Company, he would be supportive of a transaction providing for a cash price of $7 per share of Common Stock, assuming all other terms and conditions were acceptable.

On July 6, 2016, Ta Chen communicated that it would like to submit another proposal to acquire the Company after the Company filed its Quarterly Report on Form 10-Q for the quarter ending June 30, 2016. Ta Chen further stated that it was prepared to offer a cash price higher than the highest trading price for shares of Common Stock over the past five years (which Ta Chen indicated was $5.90 per share in August 2014). However, Ta Chen stated that it would not be willing to pay a price of $7 per share.

After consulting with certain non-management directors, on July 8, 2016, Mr. Kahn advised Ta Chen that he would convey any offer to the Board for its consideration and, that, in light of Ta Chen’s desire to defer action, that it would make greater sense to defer the submission of a proposal until after the release of the Company’s third quarter results.

On July 8, Ta Chen responded by indicating its willingness to submit its “best offer” to the Company in either September or December, depending upon the Company’s preference. Ta Chen also asked whether the Kahns had offered $7 per share of Common Stock when they had indicated possible interest in acquiring the Company and was told that no proposal by the Kahns had been made.

On July 14, 2016, a special telephonic meeting of the Board was held, with Fried Frank participating. Fried Frank reviewed the legal responsibilities of directors. The recent e-mail exchanges and conversations between Mr. Kahn and Ta Chen were reviewed. Considerations relating to the timing of negotiations and any transaction were discussed. The Board also was informed of Mr. Kahn’s communication to Ta Chen that, as a stockholder, he would be supportive of an otherwise satisfactory transaction a price of at least $7 per share. After discussion, the Board concluded that deferring discussions with Ta Chen until after release of the Company’s third quarter results should provide the Company with greater negotiating leverage and a better likelihood of achieving the best terms from Ta Chen.

On July 15, 2016, Mr. Kahn communicated to Ta Chen the Board’s strong preference that discussions regarding a transaction take place after announcement of the Company’s third quarter results.

On November 21, 2016, Ta Chen asked Mr. Kahn if it was an appropriate time to submit a revised proposal.

A telephonic meeting of the Transaction Committee was held on November 22, 2016, with Mr. and Mrs. Kahn and Fried Frank participating. The history of discussions with Ta Chen in June and July was reviewed. The committee concluded that, although the Company had not committed to seeking to sell itself, encouraging the submission of a proposal from Ta Chen would provide the Company with an opportunity, which, if not in the best interests of stockholders, could be rejected. The committee provided Mr. Kahn with guidance on limiting the scope of due diligence that would be provided to Ta Chen and seeking a compelling proposal from Ta Chen. It was agreed that Mr. Kahn should meet with Ta Chen in Los Angles in early December when he was there on unrelated business.

Mr. Kahn met with Ta Chen on December 7, 2016. At this meeting, the parties discussed valuation, the process to complete a transaction, due diligence, and certain post-acquisition operational matters and retention of employees (other than the Kahns). Ta Chen indicated that it was willing to pay a cash price per share of Common Stock of between $6.50 and $7, subject to satisfactory completion of due diligence. Ta Chen stated that its due diligence would be focused on valuation of inventory and hedging matters. Ta Chen’s informed Mr. Kahn that Ta Chen’s commercial bank, JPMorgan Chase Bank, N.A. (“JPM”), would need to perform separate due diligence and that JPM would replace the Company’s existing credit facility upon closing of a transaction. Ta Chen also indicated that it would like an exclusivity agreement and break-up fee if a transaction was not completed. Ta Chen followed up the meeting with an e-mail confirming the matters discussed at the meeting.

On December 14, 2016, Mr. Kahn responded to Ta Chen that he would review Ta Chen’s proposal with directors of the Company after Mr. Kahn completed travel on unrelated business. He reiterated the Company’s concerns regarding extensive due diligence and an extended process. He also stated that break-up fees before a binding acquisition agreement were not appropriate. Mr. Kahn repeated that, in his capacity as a major stockholder, he would be supportive of a transaction meeting the Company’s concerns about process and timing at the $7 per share level. Additional e-mails were exchanged that day and on December 15 regarding the nature and timing of the due diligence review by Ta Chen and its commercial bank. Ta Chen also indicated that it was prepared to pay $7 per share of Common Stock, subject to due diligence, in the context of an otherwise acceptable transaction.

The Transaction Committee met on January 9, 2017, with Mr. and Mrs. Kahn and Fried Frank participating. The committee members reviewed and discussed the recent developments relating to Ta Chen. Mr. Kahn also reported to the committee that he had been contacted by a representative of a substantial private company (“Company C”), who inquired whether the Company would be interested in being acquired by Company C. Mr. Kahn told this representative that the Company would consider any serious proposal and the representative indicated he would let Mr. Kahn know the following week whether Company wished to proceed. Fried Frank reviewed considerations relating to confidentiality and the legal responsibilities of the committee members. Possible means of addressing potential conflicts of interest if they arose were reviewed. The committee discussed the due diligence requested by Ta Chen and its bank. As part of this discussion, the committee was informed that the type of confidentiality agreement that Ta Chen would be provided would provide for “standstill” provisions and restrictions on Ta Chen hiring employees of the Company; but, the proposed agreement would permit Ta Chen to make acquisition proposals to the Board even if the Company agreed to a change of control transaction with another party. An overview of the form of merger agreement and support agreement from the Kahns was given to the Board, including the proposed tender offer structure. The committee recognized that it was not committing to any transaction at this time and that it and the entire Board would have the opportunity to review any transaction and analyses relevant to evaluating the financial and other terms before binding the Company. The committee authorized Mr. Kahn to permit Ta Chen, its financing sources and advisors to conduct due diligence subject to appropriate confidentiality and “clean room” agreements, in a manner that would not be disruptive to the Company or subject the Company’s business to risk. The committee also authorized Mr. Kahn to provide similar due diligence to Company C if Company C decided to pursue a possible transaction.

On January 13, 2017, Mr. Kahn advised Ta Chen that the Company was prepared to pursue a process with Ta Chen to determine whether a mutually satisfactory transaction was possible. The due diligence process and timing matters were addressed. A draft confidentiality agreement for Ta Chen and a clean room agreement for JPM, limiting JPM’s ability to disclose sensitive Company information to Ta Chen, were provided.

Shortly thereafter, a representative of Company C informed Mr. Kahn that Company C was not interested in exploring a transaction with the Company.

In the following days, the terms of the confidentiality agreements were negotiated. The confidentiality agreement with Ta Chen was signed on January 18, 2017 and the agreement with JPM on January 23, 2017.

On January 20, 2017, Fried Frank and counsel for Ta Chen discussed the structure for a transaction, process and timing.

Discussions between Ta Chen, JPM, the Company and their respective counsel relating to the due diligence requirements of the parties, including JPM’s appraiser, occurred.

On January 25, 2017, Fried Frank provided Ta Chen’s counsel with drafts of the Merger Agreement and Tender Agreement.

On January 26, 2017, representatives of Ta Chen and the Company and their respective counsel discussed various matters relating to due diligence, timing, financing and certain issues raised by the draft merger agreement.

On January 27, 2017, counsel to Ta Chen provided the Company and Fried Frank with a revised business and legal due diligence list for Ta Chen’s review of the Company. On January 31, 2017, a representative of Ta Chen and Mr. Kahn exchanged e-mails relating to timing and the due diligence process for both Ta Chen and JPMorgan.

On February 8, 2017, counsel to Ta Chen submitted to Fried Frank a revised draft of the Merger Agreement The mark-up contained a termination fee of $1 million. Subsequent to that date, counsel engaged in discussions and negotiations relating to the draft agreement and exchanged revised drafts of the agreement in late February and early March 2017.

From the week of February 6, 2017 though the week of February 13, 2017, Empire Resources provided non-public information to JPMorgan and Sandra Kahn, Empire Resources’ Chief Financial Officer, met a number of times with representatives of JPMorgan as part of JPMorgan’s due diligence review of Empire Resources.

During the week of February 27 through March 3, 2017, Nathan Kahn was contacted by a representative of Company B, who indicated that Company B was interested in meeting with him again to discuss the possibility of Company B acquiring Empire Resources. Mr. Kahn scheduled a meeting with Company B for March 14, 2017. As a result of a snowstorm, the meeting was rescheduled to later in March. However, the representative of Company B subsequently cancelled the meeting.

On March 13, 2017 a representative of Ta Chen sent e-mails to Nathan Kahn suggesting a meeting the following week at which the open issues in the draft merger agreement (including the amount Ta Chen would place in escrow, the amount of the reverse break-up fee payable by Ta Chen under certain circumstances, the indemnification of directors and officers of the Company, and restrictions on the conduct of the Company’s business between the signing of the Merger Agreement and completion of the Merger) could be resolved and Ta Chen and its counsel could continue their due diligence review of the Company. It was agreed that meetings would be held on March 23 and March 24.

On March 16, 2017, Ta Chen advised Mr. Kahn that JPMorgan had confirmed that it had received its internal approvals to provide a credit facility in the amount of $225 million for the purpose of repaying amounts under the Company’s existing credit facilities and to provide the Surviving Corporation with working capital.

Also on March 16, 2017, the Board held a regularly scheduled meeting at which it, among other things, received a brief update on the status of discussions with Ta Chen and declared a dividend of $.04 per share of Common Stock payable on April 11, 2017 to holders of record on March 30, 2017.

On March 17, 2017, the Transaction Committee held a meeting with Mr. and Mrs. Kahn and legal counsel. During this meeting, the committee members were provided with a report on developments with Ta Chen and JPMorgan Chase, including the advice that JPMorgan Chase has received approvals to provide a credit line to replace the Company’s existing credit facilities, the due diligence process, and the status of negotiations of a merger agreement. As part of the discussion, the members of the transaction Committee provided Mr. and Mrs. Kahn guidance on possible resolutions of certain issues relating to the merger agreement, including the amount of money to be placed in escrow by Ta Chen, the size of the “reverse break-up fee” payable by Ta Chen to the Company in connection with the termination of the merger agreement under certain circumstances, and indemnification of directors and officers of the Company.

On March 23 and 24, 2017, Nathan and Sandra Kahn and Fried Frank met with representatives of Ta Chen and its counsel at the offices of Fried Frank in New York City. At the meetings, Ta Chen continued its due diligence review of the Company and provisions of the Merger Agreement were negotiated, including the requirement that Ta Chen place $15 million in escrow within one day of the execution of the Merger Agreement, a $4 million “reverse break-up” fee would be payable by Ta Chen to Empire Resources under certain circumstances if the Merger is not consummated, and the nature of restrictions on the conduct of business by Empire Resources until the consummation of the Merger. Discussions regarding Ta Chen’s plans for the Company following the Merger, including retention of employees, financing arrangements and operating strategies occurred. During these discussions, Ta Chen agreed to retain employees of the Company for one year following consummation of the merger and to provide health insurance to Nathan and Sandra Kahn following the Merger as embodied in the Health Insurance Agreement. Late in the day on March 23, 2017, Empire Resources provided Ta Chen with a draft of its Annual Report on Form 10-K for the year ended December 31, 2016, which included audited financial statements for the year ended December 31, 2016. During these meetings, counsel also reviewed the Tender Agreement.

From March 25 through March 30, 2017, the Company continued to provide information to Ta Chen and counsel continued to negotiate the Merger Agreement, the Tender Agreement and related documents as well as the manner in which confidential information would be disclosed by JPMorgan in connection with the possible syndication of its proposed loan to Ta Chen.

On March 30, 2017, the Board, the Transaction Committee and the Compensation Committee of the Board held a joint meeting to review the proposed transaction. Representatives of Fried Frank and Harpeth Capital participated. Representatives of Fried Frank reviewed with the Board their fiduciary duties in the context of the proposed transaction and presented to the Board the final terms of the proposed Merger Agreement and tender Agreement. Representatives of Harpeth Capital presented to the Board its financial analysis of the proposed transaction and rendered to the Board the oral opinion of Harpeth Capital, which was confirmed by delivery of a written opinion dated March 30, 2017 to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Harpeth Capital in preparing the opinion, the $7.00 in cash per share to be paid to the holders of shares of Common Stock in the proposed Offer and Merger was fair, from a financial point of view, to such holders (other than Ta Chen and its affiliates). Thereafter, the Board unanimously (A) approved and declared fair and advisable and in the best interests of Empire Resources the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (B) approved the Tender Agreement, (C) determined that it is in the best interests of Empire Resources and its stockholders that Empire Resources enter into the Merger Agreement and consummate the transactions on the terms and subject to the conditions set forth in the Merger Agreement, and (C) resolved that the Offer was approved and to recommend to the stockholders of Empire Resources that they accept the Offer and tender their shares of Common Stock pursuant to the Offer.

The Merger Agreement was executed by the parties in the evening of March 30, 2017. On March 31, 2017, before the open of trading on the NASDAQ, Empire Resources issued a press release announcing the execution of the Merger Agreement.

On March 31, 2017, Empire Resources filed its Annual Report on Form 10-K for the year ended December 31, 2016 with the SEC and issued a press release announcing its financial results for the year ended December 31, 2016.

On April 5, 2017, the parties entered into Amendment No. 1 to the Merger Agreement to provide for the commencement of the Offer within six (6) business days after the date of the Merger Agreement and to provide for the acceptance for payment of all Shares tendered on the later of (i) twenty (20) business days after the Offer Commencement Date; (ii) the earliest date as of which Purchaser is permitted under applicable law to accept for payment Shares tendered pursuant to the Offer, and (iii) the earliest date as of which each of the conditions set forth in Annex I to the Merger Agreement shall have been satisfied or waived.

On April 7, 2017, Ta Chen and Purchaser filed with the SEC its Schedule TO and commenced the Offer. On the same day, Empire Resources filed with the SEC this Schedule 14D-9 in connection with the Offer.

Reasons for Recommendation

In evaluating the Merger Agreement and the Transactions, including the Offer and the Merger, and recommending that Empire Resources’ stockholders accept the Offer and tender their shares to Purchaser pursuant to the Offer, the Board and the Transaction Committee held several meetings and consulted with Empire Resources’ senior management and representatives of Empire Resources’ outside legal counsel, Fried Frank, and Empire Resources’ outside financial advisor, Harpeth Capital, respectively, and considered and analyzed a wide and complex range of factors.

The Board believed the following material factors and benefits supported its unanimous determination and recommendation:

•	Transaction Financial Terms; Premium to Market Price. The Board considered the relationship of the consideration to be received by Empire Resources’ stockholders in the Offer and the Merger to the current and historical market prices of shares of Common Stock. The consideration to be paid in cash for each share of Common Stock would provide Empire Resources’ stockholders with the opportunity to receive a premium over the market price of the shares. The Board reviewed the historical market prices, volatility and trading information with respect to the shares of Common Stock of Empire Resources, including the fact that the consideration to be received by Empire Resources’ stockholders in the Offer and the Merger represented a premium of approximately 111.5% over the closing share price of $3.31 on June 27, 2016 (the date on which Ta Chen communicated its interest in acquiring the Company at a cash price of $4.91 per share), approximately 95% over the closing share of $3.59 on June 30, 2016 (the date on Ta Chen proposed a price per share of $5.50), approximately 34.4% over the closing share price of $5.21 on December 7, 2016 (the date on which Ta Chen indicated it would be willing to pay a price of between $6.50 and $7 per share), approximately 14% over the closing price per share of $6.14 on December 14, 2016 (the date on which Ta Chen indicated it was willing to pay $7 per share), approximately 5.3% over the closing share price of $6.65 on January 9, 2017 (the date on which the Transaction Committee decided to pursue a process with Ta Chen), and approximately 15% over the closing price per share of $6.08 on March 29, 2017 (the last full trading day prior to the Board meeting March 30, 2017);

•	Empire Resources’ Operating and Financial Condition; Prospects of Empire Resources. The Board considered the current and historical financial condition, results of operations, competitive position, business and prospects of Empire Resources as well as Empire Resources’ financial plan and prospects if Empire Resources were to remain an independent company and the potential impact on the trading price of the Common Stock. The Board discussed Empire Resources’ current business plan, including the risks associated with achieving and executing upon Empire Resources’ business plan, the potential impact of general economic and market trends on Empire Resources’ future financial results. The risks considered by the Board included, among others, the potential volatility of the cost of aluminum and steel purchased by Empire Resources;
•	Strategic Alternatives. The Board considered the possible alternatives to the acquisition of Empire Resources by Ta Chen (including the possibility of continuing to operate Empire Resources as an independent public company and the likelihood that any other parties would consider making an offer to acquire Empire Resources), the range of potential benefits to Empire Resources’ stockholders of these alternatives and the timing and the likelihood, taking into account risks of execution as well as business, competitive, industry and market risks, of accomplishing the goals of such alternatives. The Board also considered the possibility of maximizing value through other transaction alternatives, including by liquidating Empire Resources’ business, but after discussion with management and its advisors, concluded that the value potentially achieved by stockholders from a liquidation was likely to be less than the value achievable by stockholders from a sale of Empire Resources. No appraisals or formal analyses were conducted in connection with this determination.;
•	History of Interest by other Parties Who Were Unwilling to Pursue Transaction in Which all Stockholders Could Sell All or Most of Their Shares. The Board considered the Company’s prior contacts with third parties that had expressed preliminary interest in a transaction involving the Company or shares of Common Stock. These parties were unwilling to pursue a transaction in which all stockholders would have the opportunity to sell all or a large portion of their shares; and, in at least one case, third party interest focused on acquiring the shares owned by Mr. and Mrs. Kahn. In addition, the two parties that the Company contacted in the past regarding a possible acquisition of the Company declined to pursue discussions with the Company. Finally, based on the leverage of the Company and the likely cost of subordinated debt financing, the Board does not believe the Company is an attractive candidate for a leveraged buyout or similar acquisition by a private equity firm, absent unusual circumstances. In light of these considerations, the Board concluded that it was unlikely that, at this time, there are other potential acquirors willing to acquire the Company on terms more favorable than the $7.00 per share contemplated by the Offer and Merger;
•	Potentially Limited Ability of Stockholders to Sell Significant Amounts of Shares in Market Without Price Volatility. The Board took into account its concerns that the relatively small market capitalization, concentrated stock ownership, and limited public float may adversely affect the timing and price at which holders of shares of Common Stock may sell their shares without causing volatility in the market price. Consequently, the ability of stockholders to take advantage of temporary increases in the market price of their shares may be constrained. The Offer and Merger do not present these concerns;
•	Opinion of Empire Resources’ Financial Advisor. The oral opinion of Harpeth Capital delivered to the Board on March 30, 2017, confirmed in a written opinion dated March 30, 2017, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Harpeth Capital in preparing the opinion, the $7.00 in cash per share to be paid to the holders of shares of Common Stock in the proposed Offer and Merger was fair, from a financial point of view, to such holders (other than Ta Chen and its affiliates), and Harpeth Capital’s related financial analyses presented to the Board in connection with the delivery of its oral opinion, in each case as more fully described below under the heading “Opinion of Empire Resources’ Financial Advisor” beginning on page 24 of this Schedule 14D-9. The full text of the written opinion of Harpeth Capital, dated March 30, 2017, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken in rendering the opinion, is attached as Annex I to this Schedule 14D-9. Empire Resources urges stockholders to read the full text of Harpeth Capital’s written opinion and the discussion of the opinion and Harpeth Capital’s analyses below under the heading “Opinion of Empire Resources’ Financial Advisor”;
•	Cash Consideration; Certainty of Value. The Board considered that the consideration to be paid to Empire Resources’ stockholders in the Offer and the Merger consists entirely of cash, which provides immediate liquidity and certainty of value to Empire Resources’ stockholders. The Board believed that this certainty of value was compelling compared to the long-term value creation potential of Empire Resources’ business taking into account the risks of remaining independent and pursuing Empire Resources’ current business and financial plans;
•	Equal Treatment of All Stockholders. The Board considered the fact that all holders of shares of Common Stock (other than shares held by stockholders exercising dissenters’ appraisal rights and shares held by Purchaser and its affiliates) will receive the same form and amount of consideration per share in connection with the Offer and Merger;
•	Support of Largest Stockholder. The Board considered the support of the Offer and Merger by the Company’s largest stockholder, Mr. and Mrs. Kahn, who own approximately 46.3% of the outstanding shares of Common Stock, as evidenced by their entry into the Tender Agreement and the Board’s determination that the interests of the Kahns, as stockholders of the Company, in seeking the most favorable terms, including price, in connection with a sale of the Company were aligned and otherwise consistent with the interests of our public stockholders. In evaluating the support of the Kahns for the Offer and the Merger, the Board took into account (i) the advice from the Kahns that they only would support a transaction that the Board had concluded was fair and in the best interests of all stockholders and that, if the Board did not wish to accept the proposal of the Purchaser, the Kahns would remain committed to building stockholder value in the Company as a publicly-traded entity and (ii) the unwillingness of the Kahns to pursue a transaction in which only they participated or in which they received a higher price than other stockholders, including transactions in which only the Kahns would sell their shares and receive a control premium;
•	Negotiation of the Merger Agreement. The Board considered the fact that the Merger Agreement was negotiated at arms’ length between Empire Resources and Ta Chen with the assistance of their respective legal advisors and the involvement of the Transaction Committee in providing guidance and supervision during the negotiation process. In that regard, the Board is comprised of a majority of non-management directors and no director or executive officer has any relationship with Purchaser or its affiliates (other than by virtue of the Offer, the Merger Agreement, and the Tender Agreement);
•	Terms of the Merger Agreement. For the reasons noted below, the Board believed that the provisions of the Merger Agreement were in the best interests of Empire Resources and its stockholders and included the most favorable terms reasonably attainable from Ta Chen. In particular:
º	No Financing Condition. The Board considered the fact that the Offer and the Merger are not subject to any financing condition. The Board also considered that Ta Chen had cash on hand and borrowing capacity under its existing debt arrangements sufficient to pay the amounts required to be paid pursuant to the Offer and the Merger Agreement;
º	Tender Offer Structure; Speed of Completion. The Board considered the anticipated timing of the consummation of the Transactions, and the structure as a tender offer for the shares, which subject to the satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, should allow the stockholders to receive the consideration for their shares of Common Stock in a relatively short time frame, followed by a second-step merger under Section 251(h) of the DGCL, in which stockholders who do not tender their shares of Common Stock in the Offer will receive the same Offer Price (subject to such stockholders’ appraisal rights under the DGCL). Because the second-step merger will be conducted under Section 251(h) of the DGCL, no stockholder vote is required to consummate the Merger;

º	Ability to Respond to Certain Unsolicited Takeover Proposals. While Empire Resources is prohibited from soliciting any Acquisition Proposal (as defined in the Merger Agreement) or participating in any discussions regarding a Acquisition Proposal, the Merger Agreement does permit Empire Resources, subject to compliance with certain procedural requirements, to (i) furnish information with respect to Empire Resources and its subsidiaries to a person making an unsolicited Acquisition Proposal and (ii) participate in discussions and negotiations with the person making such unsolicited Acquisition Proposal regarding the Acquisition Proposal, subject to the terms of the Merger Agreement;
º	Termination Right. The Board considered the ability of Empire Resources under certain circumstances and subject to the conditions described in the Merger Agreement to entertain unsolicited Acquisition Proposals that constitute or could reasonably be expected to lead to a Superior Proposal (as defined in the Merger Agreement), the ability of the Board in certain circumstances to withdraw, qualify, modify or amend its recommendation that the holders of shares of Common Stock accept the Offer and tender their shares in connection with a Superior Proposal, and Empire Resources’ right to terminate the Merger Agreement in order to enter into a definitive agreement with respect to a Superior Proposal (subject to payment of the termination fee);
º	Conditions to the Consummation of the Offer and Merger; Likelihood of Consummation. The Board considered the reasonable likelihood of the consummation of the Transactions in light of the limited and customary conditions in the Merger Agreement to Purchaser’s obligations to accept for payment and pay for the shares of Common Stock tendered pursuant to the Offer, as well as Empire Resources’ ability to seek specific performance to prevent certain breaches or threatened breaches of the Merger Agreement, including to cause the Offer and the Merger to be consummated if all of the conditions to Ta Chen’s and Purchaser’s obligations to effect the closing of the Offer and the Merger, respectively, have been satisfied or waived; and
º	Termination Fee. The Board was of the view that the $1 million termination fee (representing approximately 1.73 percent (1.73%) of the equity value of Empire Resources based on the $7.00 per share price in the proposed transaction and approximately 12 cents per share of Common Stock) payable by Empire Resources to Ta Chen, if the Merger Agreement is terminated in connection with the acceptance of a proposal to acquire Empire Resources from a third party as set forth in the Merger Agreement, was comparable to, or less than, termination fees in transactions of a similar size, was reasonable and would not be reasonably likely to deter competing bids.
•	Appraisal Rights. The Board discussed the availability of statutory appraisal rights under Delaware law in the Merger for holders of shares of Common Stock who do not tender their shares in the Offer, do not vote such shares in favor of the Merger, if applicable, and who otherwise comply with all the required procedures under Delaware law.
•	Terms of Tender Agreement. The terms of the Tender Agreement provide that it terminates upon termination of the Merger Agreement, including a termination by the Company to accept a competing Acquisition Proposal, and provides Mr. and Mrs. Kahn with the ability to negotiate a similar agreement with a potential acquiror permitted to negotiate with the board under the terms of the Merger Agreement. Therefore, the Tender Agreement should not reasonably be expected to deter possible acquisition proposals from mew parties or the Company’s ability to pursue those proposals;
•	The Absence of Any Change of Control Agreements or New Employment or Similar Arrangements. Our directors and executive officers do not have any employment, severance or other agreements providing for compensation or other benefits triggered by a change of control. Only one executive officer, who also is a director, holds any options to acquire shares of Common Stock and all of those options are vested and currently exercisable. Consequently, the Board does not believe there are incentives for directors or executive officers to seek a change of control transaction that is not fair and in the best interests of the Company and all of its stockholders.

•	Possible Adverse Changes in Trade Regulation. The Board considered the possibility that the United States or foreign countries may enact rules which restrict trade or may impose additional taxes or tariffs on imports. These actions could interfere or make more costly the Company’s sources of metal supply. In that regard for the year ended December 31, 2016, approximately 35% of the Company’s purchases of aluminum products were from countries whose exports were eligible for preferential tariff treatment for import into the US under the African Growth and Opportunity Act and the Generalized System of Preferences. If this preferential tariff treatment becomes unavailable and resulting increases in costs could not be passed on to customers, the Company’s profit margins would be adversely affected.
•	Rising Interests Rates. The floating rate debt of the Company becomes more costly when interest rates increase and could adversely affect the financial performance of the Company.

The Board also considered a variety of uncertainties and risks and other potentially negative factors in its deliberations concerning the Offer, the Merger and the Transactions, including, but not limited to, the following:

•	Impact of Announcement on Empire Resources. The Board considered the effect of a public announcement of the Offer and Merger on Empire Resources’ operations, stock price and employees and its ability to attract and retain key management and employees while the transactions are pending;
•	Stock Ownership of Ta Chen and the Kahns Assures Satisfaction of the Condition to the Offer that Shares Tendered Give Ta Chen Majority Ownership. The successful completion of the Offer and consummation of the Merger will not require any stockholders other than the Kahns to tender their shares of Common Stock into the Offer because the combined stock ownership of the Kahns and Ta Chen currently represents a majority of the shares of Common Stock on a fully diluted basis. The Offer and the Merger are not subject to any requirement relating to tendering of shares by stockholders other than the Kahns. Consequently, stockholders who oppose the Offer and the Merger only will have the alternative to exercise appraisal rights, to the extent available, if the Offer is successfully completed.
•	No Stockholder Participation in Future Growth or Earnings. The Board considered the fact that as a cash transaction, Empire Resources’ stockholders will be prevented from participating in Empire Resources’ potential future earnings and growth or benefit from any future increase in its value following the consummation of the Offer and the Merger;
•	Uncertainty of Transaction Completion; Consequences of Failure to Close. The Board considered the fact that while Empire Resources expects that the Offer and Merger will be consummated, there can be no assurance that the conditions to the Offer or the Merger will be satisfied, and that as a result, these transactions may not be completed. If these transactions are not consummated, (i) the trading price of the shares of Common Stock could be adversely affected, (ii) Empire Resources will have incurred significant transaction and opportunity costs attempting to consummate the transactions, (iii) Empire Resources may have lost customers, suppliers, sales, business partners and employees after the announcement of the Merger Agreement, (iv) Empire Resources’ business may be subject to disruption and might not return to its status prior to the announcement of the Offer and Merger following termination of the Merger Agreement, and (v) the market’s perceptions of Empire Resources prospects could be adversely affected;
•	No Solicitation. Subject to certain exceptions, the Merger Agreement precludes Empire Resources from soliciting alternative acquisition proposals which could discourage other potential acquirors from making a competing bid to acquire the Company;

•	Termination Fee and Matching Rights. The Board considered that the Merger Agreement requires Empire Resources to pay to Ta Chen a termination fee of $1 million in certain circumstances as described above, includes provisions requiring Empire Resources to provide Purchaser with the terms of a competing acquisition proposal and time to respond to the competing proposal, and the possibility that the payment of such termination fee and the existence of matching rights might discourage a competing proposal from another prospective acquiror seeking to acquire Empire Resources or reduce the aggregate consideration offered in any such proposal. The Board determined that the termination fee and matching right provisions were reasonable and that they would be unlikely to deter an interested third party in making an acquisition proposal;
•	Interim Restrictions on Empire Resources’ Business. The Board considered the restrictions imposed by the Merger Agreement on the conduct of Empire Resources’ business prior to completion of the Merger, which may delay or prevent the Company from taking advantage of business opportunities that may arise or any other action it might otherwise take with respect to the operations of the Company pending consummation of the Merger;
•	Taxable Consideration. The Board considered that gains from the consideration to be received by Empire Resources’ stockholders in the Offer and the Merger will be taxable to the stockholders for federal income tax purposes;
•	Recent Stock Trading Above Transaction Price. The Board was aware that from December 15, 2016 through January 17, 2017, the market price of shares of Common Stock traded near or above the price per share to be paid in the Offer and Merger, with the highest closing price during this period being $7.27 per share on January 4, 2017 and the lowest closing price being $6.18 per share (the highest trading price of the shares during that period was $7.47 per share on January 4, 2017, which also represents the highest trading price for shares during the past five years). However the aggregate volume of shares traded at these levels does not represent a significant portion of the outstanding shares or of the public float and shortly before this period the shares traded between approximately $5 per share and $6 per share. In addition, more recent trading activity in the shares of Common Stock since late January 2017 has been at prices well below the Offer and Merger price (the high trading price on January 19, 2017 was $6.25 per share and since then the trading price has been below that level, with the highest trading price in February being $6.18 per share and the lowest trading price in February 2017 being $5.21 per share and the highest trading price in March 2017(excluding March 31, the date the Merger Agreement was publicly announced prior to the open of trading) being $6.45 per share and the lowest trading price in March 2017 being $4.45 per share).
•	Negotiation of Price by CEO as Largest Stockholder. The Board considered that the price per Share to be paid pursuant to the Offer and Merger was based largely upon the indication by Mr. Kahn to Ta Chen that he would support a transaction at a price of at least $7 per share. Although Mr. Kahn communicated this information to Ta Chen after consulting with directors and informed either the Transaction Committee or the Board of the substance of his discussions with Ta Chen and sought their agreement on his manner of proceeding in his discussions, these value discussions occurred before the Board or the Transaction Committee formally considered the proposed price or had the assistance of a financial advisor.
•	No Active Solicitation of Potential Purchasers of Company. The Company did not actively solicit third parties in connection with its decision to pursue a sale of the Company. It did not make a public announcement of a potential sale prior to execution of the Merger Agreement because of concerns about the impact of an announcement on its employees, customers and suppliers.
•	Tender Offer Timing May Provide Third Parties with Less Time to Submit Competing Acquisition Proposals. The Board recognized that if third parties are interested in acquiring the Company on terms more favorable than those in the Merger Agreement, they will need to act in a relatively short time period and this time period is likely to be shorter than the time that would have been available had the transaction been structured as a merger, without a tender offer.

•	Conflicts of Interest. The Board considered the fact that Empire Resources executive officers and directors may have interests in the Offer and Merger that are different from, or in addition to, those of Empire Resources’ other stockholders, and the risk that these interests might influence their decision with respect to the Transactions. In that regard, the Board determined that the temporary trading of shares of Common Stock at market prices near or above the price being paid pursuant to the Offer and Merger did not create a conflict of interest between holders of substantial amounts of shares, including the Kahns, and other stockholders who might be able to take advantage of market prices because the trading levels were not sustained and reflected relatively small amounts of shares and, therefore, did not represent a meaningful opportunity for most shareholders to realize these market prices in sale transactions, did not provide reliable evidence that such opportunities would exist in the foreseeable future, and at current and historical trading prices, both holders of large amounts of shares and smaller amounts will realize a significant premium to the market price for shares absent a transaction, making their economic interests aligned. The Board also considered the magnitude of the amounts that Nathan and Sandra Kahn would receive upon the sale of their Shares pursuant to the Offer. Additionally, the agreement of Ta Chen to cause the continuation of health insurance for Nathan and Sandra Kahn, at the Surviving Corporation’s expense, was not considered a motivation for the Kahns to support a sale of the Company not otherwise in the best interests of all stockholders and considered this arrangement and ancillary to the Kahns making themselves available following the Merger to assist Ta Chen.
•	Possible Changes to United States Tax Rates. The Board recognized that possible reductions in corporate income tax rates might increase valuations of corporations, including Empire Resources. It also recognized that possible effective reductions in individual income tax rates (including elimination of taxes relating to the Affordable Care Act), if not retroactive to all of 2017, might make a sale of the Company more beneficial to certain stockholders if deferred until after the effectiveness of such individual tax rate changes.

The foregoing discussion of the information and factors considered by the Board is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered. In view of the wide variety of reasons and factors considered, the Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specified factors considered in reaching its determinations or the reasons for such determinations. Individual directors may have given differing weights to different factors or may have had different reasons for their ultimate determination. In addition, the Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Board conducted an overall analysis of the factors and reasons described above and determined that, in the aggregate based on the totality of the information presented to it and considered by it, the potential benefits considered outweighed the potential risks or possible negative consequences of the Offer and the Merger.

Opinion of Empire Resources’ Financial Advisor

Pursuant to an engagement letter dated March 17, 2017, Harpeth Capital was retained to act as financial advisor to the Board to issue a fairness opinion, as appropriate, in connection with the proposed sale of Empire Resources. Harpeth Capital delivered its oral and written opinion to the Board that, as of March 30, 2017 and based upon and subject to the factors, qualifications and assumptions set forth therein, the Offer Price to be paid to the stockholders of Empire Resources (other than Ta Chen and its affiliates) was fair, from a financial point of view, to the Company’s stockholders. Harpeth Capital has provided its written consent to the reproduction of the opinion in this Schedule 14D-9.

The full text of the written opinion of Harpeth Capital, dated March 30, 2017, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex I. The analysis performed by Harpeth Capital should be viewed in its entirety: none of the methods of analysis should be viewed in isolation. Harpeth Capital provided its opinion for the information and assistance of the Board of Empire Resources in connection with its evaluation of the Transactions and addresses only the fairness from a financial point of view of the consideration to be received by the stockholders of Empire Resources (other than Ta Chen and its affiliates), pursuant to the Merger Agreement and as of the date of the opinion. Harpeth Capital’s opinion is not a recommendation as to how any stockholder of the Common Stock should act with respect to the Offer and does not address the underlying business decision of Empire Resources to engage in the Transactions. The summary of the opinion of Harpeth Capital set forth below is qualified in its entirety by reference to the full text of the opinion.

In connection with rendering its opinion, Harpeth Capital, among other things:

•	Reviewed a draft of the Merger Agreement dated March 28, 2017;
•	Reviewed certain publicly available information, including various reports publicly filed with the Securities and Exchange Commission, including annual reports on Form 10-K and quarterly reports on Form 10-Q;
•	Reviewed a draft of the Company’s audited financial statements and Form 10-K filing for the year ended December 31, 2016;
•	Discussed the past and current operations and financial condition and the prospects of the Company with the senior management of the Company;
•	Reviewed certain other financial information, including projected financial information, reports and other internal information that was provided to us by or on behalf of the Company;
•	Reviewed the historical trading price and activity of the Company’s common stock;
•	Reviewed certain financial and stock market information for the Company with similar information for certain other publicly-traded companies;
•	Reviewed information regarding certain other merger and acquisition transactions deemed relevant; and
•	Performed such other analyses, reviewed such other information and considered such other factors as Harpeth Capital deemed appropriate.

In connection with its engagement, Harpeth Capital was not requested to, and did not, approach third parties to solicit indications of interest in a possible acquisition of Empire Resources.

In rendering its opinion, Harpeth Capital assumed and relied upon, without independent verification, the accuracy and completeness of all the information examined by or otherwise reviewed or discussed with it for purposes of its opinion. Harpeth Capital did not make or obtain an independent valuation or appraisal of the assets, liabilities or solvency of Empire Resources or Ta Chen, nor was it furnished with any valuation or appraisal. In that regard, Harpeth Capital assumed, with the consent of Empire Resources, all material assets and liabilities (contingent or otherwise) of Empire Resources are as set forth in Empire Resources’ financial statements or other information made available to Harpeth Capital. In connection with its discounted cash flow analysis and leveraged buyout analysis, Empire Resources authorized Harpeth Capital to use forward looking information provided by Empire Resources based upon certain limited assumptions and mathematical extrapolations, and Harpeth Capital expressed no opinion with respect to these assumptions or extrapolations or the estimates and judgments on which they were based. Harpeth Capital is not a legal, regulatory, accounting or tax advisor. Harpeth Capital is a financial advisor only, and relied upon, without independent verification, the assessment of the Company and its legal, regulatory, accounting or tax advisors with respect to legal, regulatory, accounting and tax matters. Harpeth Capital did not consider, and expressed no opinion, as to the amount or nature of the compensation to any of Empire Resources’ officers, directors or employees (or any class of such persons) relative to the compensation to other stockholders. Harpeth Capital’s opinion is based upon economic, market and other conditions existing on, and other information disclosed to Harpeth Capital, as of the date of the opinion. Although subsequent developments may affect its opinion, Harpeth Capital does not have any obligation to update, revise or reaffirm its opinion.

Summary of Financial Analyses

The following is a brief summary of the material financial analyses performed by Harpeth Capital in connection with its oral and written opinion delivered on March 30, 2017 to the Board of Empire Resources. The following summary is not a complete description of Harpeth Capital’s opinion or the financial analyses performed by Harpeth Capital, nor does the order of analyses described represent the relative importance or weight given to those analyses. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Harpeth Capital’s financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before March 28, 2017 and is not necessarily indicative of current market conditions.

Peer Group Trading Analysis

Harpeth Capital reviewed certain financial and stock market information for eight other companies with similar product or service offerings involving basic materials with similarly sized revenue, market capitalization, growth rates, and/or scale. The selected companies examined were:

• Central Steel & Wire Company	• Olympic Steel, Inc.
• Friedman Industries, Inc.	• Ryerson Holding Corporation
• Haynes International, Inc.	• TimkenSteel Corporation
• Materion Corporation	• Universal Stainless & Alloy Products, Inc.

Based on publicly available information, Harpeth Capital derived enterprise values for each of the selected companies as a multiple of its (i) net revenues for the last twelve months (“LTM”), (ii) earnings before interest, taxes, depreciation and amortization (“EBITDA”) for the last twelve months, and (iii) earnings before interest and taxes (“EBIT”) for the last twelve months, as well as equity values for each of the selected companies as a multiple of its book value. Harpeth Capital compared such values to the implied transaction multiples for Empire Resources which were calculated by using the Offer Price per share of Common Stock. The following table presents a summary of the results of this analysis:

Peer Group Trading Analysis
	Implied Transaction Multiples	Range of Peer Group
Valuation Multiple		Min.	Mean*	Median	Max.
Enterprise Value/LTM Net Revenue	0.4x	0.1x	0.7x	0.6x	1.2x
Enterprise Value/LTM EBITDA	20.2x	7.3x	12.0x	13.0x	17.2x
Enterprise Value/LTM EBIT	22.0x	9.6x	N/A	15.3x	21.0x
Equity Value/Book Value	1.2x	0.6x	1.0x	0.8x	1.5x

*	Excluding high and low

Although Harpeth Capital compared the projected valuation multiples of the selected companies to those implied for Empire Resources in the transaction, none of the selected companies are directly comparable to Empire Resources. Accordingly, any analysis of the selected companies involves considerations and judgments concerning the differences in financial and operating characteristics and other factors that would affect the analysis of the valuation multiples of the selected public companies.

Selected Precedent Transactions Analysis

Harpeth Capital performed a precedent transaction analysis, which considers the valuation of selected transactions based on publicly available financial terms. Harpeth Capital compared publicly available statistics for 21 select basic materials transactions occurring between 2011 and March 28, 2017. Harpeth Capital selected such comparable transactions because they shared certain characteristics with the operations of the Company and with the Transactions. Harpeth Capital did not take into account any announced or consummated transaction whereby relevant financial information was not publicly disclosed and available. The selected transactions were not intended to be representative of the entire range of possible transactions in the industry. The following is a list of the transactions reviewed (Acquiror/Target):

Ryerson Holding Corporation/Guy Metals, Inc.
Duferco Steel, Inc./Kreher Steel Company, LLC (remaining 50% interest from A.M. Castle & Co.)
Reliance Steel & Aluminum Co./Alaska Steel Company
Prophet Equity, LP/Total Plastics, Inc. (from A.M. Castle & Co.)
Reliance Steel & Aluminum Co./Tubular Steel, Inc.
Applied Industrial Technologies, Inc./S.G. Morris Co.
Alcoa, Inc./RTI International Metals, Inc.
Reliance Steel & Aluminum Co./Fox Metals and Alloys, Inc.
Applied Industrial Technologies, Inc./Knox Oil Field Supply, Inc.
Aleris Corporation/Nichols Aluminum, LLC
Reliance Steel & Aluminum Co./Metals USA Holdings Corp.
Russel Metals Inc./Apex Distribution Inc.
Reliance Steel & Aluminum Co./Sunbelt Steel Texas, LLC
Russel Metals Inc./Alberta Industrial Metals Ltd.
Reliance Steel & Aluminum Co./National Specialty Alloys, LLC
Carpenter Technology Corporation/Latrobe Specialty Metals
A.M. Castle & Co./Tube Supply, Inc.
Ryerson Holding Corporation/Turret Steel Industries, Inc.
Reliance Steel & Aluminum Co./Continental Alloys & Services Inc.
Olympic Steel, Inc./Chicago Tube & Iron Company
Kloeckner Metals/Macsteel Services Centers USA, Inc.

For each of the transactions, subject to available information, Harpeth Capital noted the aggregate transaction value as a multiple of LTM Revenue and LTM EBITDA and compared them against similar multiples for Empire Resources at the implied transaction value. The following table presents the results of this analysis:

Selected Precedent Transactions Analysis
	Implied Transaction Multiples	Range of Select Precedent Transactions
Valuation Multiple		Min.	Mean*	Median	Max.
Transaction Value/LTM Revenue	0.4x	0.2x	0.9x	0.8x	2.0x
Transaction Value/LTM EBITDA	20.2x	5.6x	7.9x	7.9x	11.5x

*	Excluding high and low

Although Harpeth Capital compared the valuation multiples of the selected transactions to those implied for Empire Resources in the transaction, none of the companies in the selected transactions are directly comparable to Empire Resources. Accordingly, any analysis of the selected transactions involves considerations and judgments concerning the differences in financial and operating characteristics and other factors that would affect the analysis of the valuation multiples of the selected transactions.

Discounted Cash Flow Analysis

Based solely on the Extrapolations (as explained below Under “Financial Projections/Extrapolations”) for the years ending December 31, 2017 through December 31, 2019, Harpeth Capital performed a discounted cash flow analysis, which provides an implied value of a company by calculating the present value of the estimated future cash flows and terminal value of such company. Note that based on Q1 Estimates, Harpeth Capital utilized the High Case scenario from the Extrapolations provided. Harpeth Capital calculated a range of equity values per share based on a discounted cash flow analysis to value the Company as a stand-alone entity. The future cash flows and terminal value were discounted to present values at discount rates ranging from 14.4% to 15.4%. The discount rate range was derived based upon a weighted cost of capital analysis.

Utilizing the High Case scenario, Harpeth Capital first calculated the estimated unlevered free cash flow for each year by adjusting for income taxes, depreciation and amortization, changes in working capital, and capital expenditures as follows:

(amounts in millions)	2017	2018	2019
Earnings Before Interest & Taxes	$9.50	$9.69	$9.88
Income Tax Effect	36.5%	36.5%	36.5%
Net Operating Income Less Taxes	6.03	6.15	6.28
Depreciation and Amortization	.73	.73	.73
Cash Flow From Operations	6.76	6.88	7.00
Change in Net Working Capital	(2.99)	(.73)	(.74)
Capital Expenditures	(.10)	(.10)	(.10)
Unlevered Free Cash Flow	$3.67	$6.05	$6.16

Harpeth Capital aggregated the present value of the unlevered free cash flows over the applicable future period with the present value of the range of terminal values to arrive at an implied enterprise value range. Harpeth Capital derived a range of implied equity value per share by deducting Empire Resources’ net debt as of March 24, 2017 from the resulting enterprise value range and dividing such amount by Empire Resources’ shares outstanding on a fully-diluted basis (including outstanding options). This analysis resulted in a range of implied equity values from $2.83 to $4.98 per share of Common Stock based solely on the Extrapolations.

Leveraged Buyout Analysis

Based on the High Case scenario from the Extrapolations, Harpeth Capital performed a leveraged buyout analysis and projected illustrative implied purchase prices at which a leveraged buyout of Empire Resources might occur for a third party financial investor. In this analysis, Harpeth Capital assigned a terminal value by utilizing a range of fiscal year 2019 EBITDA multiples of 19.5x to 20.2x derived from the relevant acquisition multiple implied by the purchase price per share and assumed internal rates of return ranging from 22.5% to 27.5%. This analysis resulted in a range of implied purchase prices of $6.03 to $6.71 per share of Common Stock based solely on the Extrapolations.

Other Information

Harpeth Capital observed additional factors that were not considered part of Harpeth Capital’s financial analysis with respect to its opinion, but which were noted as reference data for the Empire Resources Board including the following information described under the section titled “Trading Range.”

Trading Range

Harpeth Capital noted the volume weighted trading activity with respect to the historical share prices of Empire Resources common stock. Harpeth Capital reviewed the range of closing prices and volume activity of Empire Resources common stock for various periods ending on March 28, 2017. Harpeth Capital observed the following:

Trading Activity
Period Ending March 28, 2017	Range of Closing Trading Prices	Volume Weighted Average Closing Price
Last Three Months	$4.58 – $7.27	$5.87
Last Six Months	$4.58 – $7.27	$5.68
Last Twelve Months	$3.16 – $7.27	$5.21

Harpeth Capital noted that the Offer Price to be paid to the stockholders of Empire Resources (other than Ta Chen and its affiliates) pursuant to the Transactions is $7.00 per share.

Harpeth Capital observed that the Company common stock closed at $6.02 on March 28, 2017. Harpeth Capital noted that the consideration per share of Company common stock of $7.00 reflected a 16.3% premium to the closing price per share of Company common stock on March 28, 2017, a 19.3% premium to the volume weighted average closing price per share of Company common stock for the three months prior to and including March 28, 2017, a 23.2% premium to the volume weighted average closing price per share of Company common stock for the six months prior to and including March 28, 2017, a 34.4% premium to the volume weighted average closing price per share of Company common stock for the twelve months prior to and including March 28, 2017, and a 3.7% discount to the highest closing price per share of Company common stock for the twelve months prior to and including March 28, 2017. In addition, Harpeth Capital noted that the Company common stock had not traded above the Offer Price during the preceding 24 months prior to the last twelve months ending on March 28, 2017.

General

The summary above is not a complete description of the analysis performed by Harpeth Capital, but contains the material elements of the analysis. The preparation of an opinion regarding fairness is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances, and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. The preparation of an opinion regarding fairness does not involve a mathematical evaluation or weighting of the results of the individual analyses performed, but requires Harpeth Capital to exercise its professional judgment, based on its experience and expertise, in considering a wide variety of analyses taken as a whole. Each of the analyses conducted by Harpeth Capital was carried out in order to provide a different perspective on the financial terms of the proposed acquisition and add to the total mix of information available. The analyses were prepared solely for the purpose of Harpeth Capital providing its opinion and do not purport to be appraisals or necessarily reflect the prices at which securities actually may be sold. Harpeth Capital did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion about the fairness of the Offer Price to be received by Empire Resources’ stockholders. Rather, in rendering its written opinion on March 30, 2017 to the Board of Empire Resources, as of that date and based upon and subject to the assumptions, qualifications and limitations stated in its written opinion, as to whether the Offer Price to be received by the stockholders (other than Ta Chen and its affiliates) of Empire Resources common stock, was fair, from a financial point of view, Harpeth Capital considered the results of the analyses in light of each other and ultimately reached its opinion based on the results of all analyses taken as a whole. Accordingly, notwithstanding the separate factors summarized above, Harpeth Capital believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, may create an incomplete view of the evaluation process underlying its opinion. The analyses performed by Harpeth Capital are not necessarily indicative of future actual values and future results, which may be significantly more or less favorable than suggested by such analyses.

Harpeth Capital was founded in 1999, with the primary goal of providing investment banking services to middle market companies. Harpeth Capital continually undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations and similar transactions. Harpeth Capital does not engage in sales and trading activities and, as such, at no time traded the securities of Empire Resources or Ta Chen for its own account or for the accounts of its clients. The Offer Price was determined through arm’s-length negotiations prior to the engagement of Harpeth Capital by Empire Resources. Harpeth Capital did not provide advice to Empire Resources during these negotiations. Harpeth Capital did not recommend any specific amount of consideration to Empire Resources or its Board or that any specific amount of consideration constituted the only appropriate consideration for the Transactions.

As described above, Harpeth Capital’s opinion to Empire Resources’ Board was one of many factors taken into consideration by Empire Resources’ Board in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Harpeth Capital in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Harpeth Capital attached as Annex I.

Harpeth Capital has provided certain investment banking services to Empire Resources from time to time for which Harpeth Capital received customary compensation, including acting as advisor to Empire Resources in connection with its issuance in 2011 of $12 million aggregate principal amount of 10% Senior Subordinated Convertible Notes. In connection with its financial advisory services in the Transactions, Harpeth Capital will receive aggregate fees of $175,000, a portion of which became payable upon delivery of its opinion. None of its compensation is payable upon the consummation of the Transactions. In addition, Empire Resources has agreed to reimburse Harpeth Capital for all reasonable out-of-pocket expenses incurred by it in connection with its engagement. Empire Resources also agreed to indemnify Harpeth Capital and related persons against various liabilities.

Harpeth Capital has not provided services to Ta Chen or any of its affiliates and has not received any compensation from Ta Chen or any of its affiliates.

Intent to Tender

To the knowledge of Empire Resources after making reasonable inquiry, all of Empire Resources’ executive officers and directors currently intend to tender or cause to be tendered all shares of Common Stock held of record or beneficially owned by such person pursuant to the Offer. The foregoing does not include any shares of Common Stock over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender or shares that the Kahns may donate to charity to the extent permitted by the Tender Agreement. Pursuant to the Tender Agreement, the Kahns have agreed to tender all of their shares of Common Stock pursuant to the Offer, subject to their right to donate up to 82,000 shares to charity.

Financial Projections/Extrapolations

Empire Resources does not prepare financial projections or estimates of future financial performance in connection with its ongoing business operations and no projections were provided to Ta Chen or JPMorgan in connection with the negotiation of the Merger Agreement.

Although Empire Resources does not prepare projections, solely in order to permit Harpeth Capital to perform a discounted cash flow analysis and leveraged buyout analysis to provide the Board with additional information in connection with its review of the Offer and Merger, Empire Resources management provided Harpeth Capital with, and authorized the use of, estimates of future financial performance based on the Company’s historical financial performance (reflecting the relative stability of the operating strategy): the Company’s financial performance would be assumed to grow at a rate of 2% from a hypothetical net sales amount for 2017 derived from (i) management’s estimates of 2017 net sales (the “Medium Case”), (ii) a $25 million increase from management’s estimates of 2017 net sales referenced in clause (i) (a 5% increase, rounded to the nearest $5 million) (the “High Case”), and (iii) a $25 million reduction from management’s estimates of 2017 net sales referenced in clause (i) (a 5% reduction, rounded to the nearest $5 million) (the “Low Case”). The average of gross profit margins for the last five fiscal years was assumed to apply for future years without any year-to-year variation. These amounts were not adjusted for any assumptions relating to possible future performance, possible changes in tax rates in the future, estimates of changes in the costs of raw materials, or other matters. The results of this mathematical application of these results to future periods, with an assumed growth rate of 2% per year and constant profit margins, is referred to herein as “Extrapolations.”

In addition, Empire Resources provided Harpeth Capital with an estimate of a summary of results of operations for the quarter ending March 31, 2017 (the “Q1 Estimates”), which were prepared in early March 2017 based upon, among other things, preliminary information for actual performance during January and February 2017.

The Extrapolations and Q1 Estimates were prepared solely for the purpose of the discounted cash flow analysis and leveraged buyout analysis performed by Harpeth Capital and were not prepared with a view toward either the conduct of the business of Empire Resources or public disclosure and, accordingly, do not necessarily comply with the published guidelines of the SEC regarding projections and the use of measures other than generally accepted accounting principles as applied in the United States (“GAAP”), the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial projections or forecasts, or generally accepted accounting principles. Neither Empire Resources’ independent registered public accounting firm nor any other independent accountants have compiled, examined or performed any procedures with respect to the Extrapolations and Q1 Estimates described below, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the Extrapolations and Q1 Estimates.

The Extrapolations and Q1 Estimates, while presented with numerical specificity, were not based on assumptions relating to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to Empire Resources’ business, all of which are difficult to predict and many of which are beyond Empire Resources’ control. There can be no assurance that the results indicated by the Extrapolations and the Q1 Estimates will be realized or that actual results will not be significantly higher or lower than indicated. The Extrapolations cover multiple years and such information by its nature becomes less predictive with each successive year. Future financial performance of Empire Resources will be affected by, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond Empire Resources’ control. The Extrapolations and the Q1 Estimates cannot, therefore, be considered a guaranty of future operating results, and this information should not be relied on as such. None of Empire Resources, Ta Chen or any of their respective affiliates, financial advisors or representatives or any other person assumes any responsibility for the validity, reasonableness, accuracy or completeness of the Extrapolations and Q1 Estimates described below.

The Extrapolations and Q1 Estimates do not take into account any circumstances or events occurring after the date they were prepared, including the announcement of the potential acquisition of Empire Resources by Ta Chen and Purchaser pursuant to the Offer and the Merger. As a result, the inclusion of the Extrapolations and Q1 Estimates in this Schedule 14D-9 should not be relied on as an indication that Empire Resources, Harpeth Capital or any other recipient of the Extrapolations and the Q1 Estimates considered, or now considers, these forecasts to be material or necessarily predictive of actual future events.

The Extrapolations and Q1 Estimates are forward-looking statements. For information on factors that may cause Empire Resources’ future financial results to materially vary, see “Item 8. Additional Information —  Forward-Looking Statements,” below.

The information from the Extrapolations and Q1 Estimates set forth below should be evaluated, if at all, in conjunction with the historical consolidated financial statements and other information regarding Empire Resources contained elsewhere in this Schedule 14D-9, the Offer to Purchase and Empire Resources’ public filings with the SEC. In light of the foregoing factors and the uncertainties inherent in the Extrapolations and the Q1 Estimates, readers of this Schedule 14D-9 are cautioned not to place undue, if any, reliance on the Extrapolations and the Q1 Estimates described in this Schedule 14D-9.

The Extrapolations and Q1 Estimates set forth below are not being included in this Schedule 14D-9 to influence a stockholder’s decision whether to tender a stockholder’s shares of Common Stock in the Offer in the Offer, because Empire Resources believes they are material or because Empire Resources believes they are a reliable prediction of actual future results, but because the Extrapolations and Q-1 Estimates were made available to Harpeth Capital.

Extrapolations (amounts in millions):

Income Statement	2012	2013	2014	2015	2016
Net Sales	$538.5	$482.7	$582.3	$521.7	$458.9
Gross Profit	$25.0	$21.7	$26.5	$22.9	$21.8
Margin	4.60%	4.50%	4.60%	4.40%	4.75%	4.57%
Operating Income	$11.7	$8.3	$12.7	$8.3	$8.1
Margin	2.2%	1.7%	2.2%	1.6%	1.8%	1.90%
Net Income	$4.0	$2.4	$3.7	$2.8	$3.3
Margin	0.7%	0.5%	0.6%	0.5%	0.7%	0.60%

2017			2018			2019
LOW	MED	HIGH	LOW	MED	HIGH	LOW	MED	HIGH
$450.0	$475.0	$500.0	$459.0	$484.5	$510.0	$468.2	$494.2	$520.20
$20.6	$21.7	$22.9	$21.0	$22.1	$23.3	$21.4	$22.6	$23.8
4.57%	4.57%	4.57%	4.57%	4.57%	4.57%	4.57%	4.57%	4.57%
$8.55	$9.03	$9.50	$8.72	$9.21	$9.69	$8.90	$9.39	$9.88
1.9%	1.9%	1.9%	1.9%	1.9%	1.9%	1.9%	1.9%	1.9%
$2.70	$2.85	$3.00	$2.75	$2.91	$3.06	$2.81	$2.97	$3.12
0.6%	0.6%	0.6%	0.6%	0.6%	0.6%	0.6%	0.6%	0.6%

Q-1 Estimates (amounts in thousands)

Revenues	$125,000
GPM	$5,750
SGA	$(3,500)
Operating Income	$2,250
Interest Expense	$(800)
Income before tax	$1,450
Tax	$(570)
Net income	$880

No representation is made by Empire Resources, Harpeth Capital or their respective affiliates, financial advisors, officers, directors or other representatives, or any other person to any stockholder of Empire Resources or any other person regarding the ultimate performance Empire Resources compared to the information included in the above unaudited, stand-alone, projected financial information for Empire Resources. The inclusion of unaudited, stand-alone, projected financial information in this Schedule 14D-9 should not be regarded as an indication that such prospective financial information will be an accurate prediction of future events, and it should not be relied on as such. Except to the extent required by federal securities laws, neither Empire Resources nor any of its affiliates, financial advisors or representatives intends to, and each of them disclaims any obligation to, update, revise or correct the above prospective financial information to reflect circumstances existing after the date when made or to reflect the occurrence of future events.

Item 5. Persons/Assets, Retained, Employed, Compensated or Used.

Information pertaining to the retention of Harpeth Capital by Empire Resources in Item 4 under the heading “Background and Reasons for the Board’s Recommendation — Opinion of Empire Resources’ Financial Advisor” is hereby incorporated by reference in this Item 5.

Except as set forth above, neither Empire Resources nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to Empire Resources’ stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of Empire Resources, for which services no additional compensation will be paid.

Item 6. Interests in Securities of the Subject Company.

No transactions in the shares of Common Stock have been effected during the past 60 days by Empire Resources, or, to the best of Empire Resources’ knowledge, any of the directors or executive officers of Empire Resources.

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9, (i) Empire Resources is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (a) a tender offer for or other acquisition of Empire Resources’ securities by Empire Resources, any of its subsidiaries, or any other person; (b) any extraordinary transaction such as a merger, reorganization or liquidation, involving Empire Resources or any of its subsidiaries; (c) any purchase, sale or transfer of a material amount of assets of Empire

Resources or any of its subsidiaries; or (d) any material change in the present dividend rates or policy, or indebtedness or capitalization of Empire Resources and (ii) there are no transactions, board resolutions or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (i) of this Item 7.

In addition, pursuant to Section 7.3 of the Merger Agreement, Empire Resources has agreed that, except as expressly permitted by the non-solicitation provisions of the Merger Agreement, it will not, and it will cause its subsidiaries not to, and it will use its reasonable best efforts to cause its representatives not to: (a) knowingly solicit, initiate or knowingly facilitate any inquiries regarding, or the making of any Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal; (b) continue, enter into or participate in any discussions with any person regarding an Acquisition Proposal (other than to state that Empire Resources is not permitted to have discussions); (c) agree to, accept, endorse, recommend, approve (or publicly propose or announce any intention or desire to agree to, accept, endorse, recommend or approve) any letter of intent, agreement in principle, acquisition agreement or similar agreement relating to an Acquisition Proposal; or (d) furnish to any person any non-public information with respect to any Acquisition Proposal.

Item 8. Additional Information.

Information Regarding Merger-Related Compensation for Empire Resources’ Named Executive Officers

The information set forth under Item 3 above under the heading “Arrangements with Current Executive Officers and Directors of Empire Resources — Merger-Related Compensation for Empire Resources’ Named Executive Officers” is incorporated herein by reference.

Stockholder Approval Not Required

If Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger in accordance with Section 251(h) of the DGCL. The Board has approved the Merger Agreement and the Transactions, including the Offer and the Merger, in accordance with the DGCL. Under Section 251(h) of the DGCL and subject to certain statutory provisions, if the number of shares of Common Stock Purchaser irrevocably accepts for purchase pursuant to the Offer, plus the number of shares of Common Stock otherwise owned by Purchaser, equals at least the percentage of shares of Common Stock that would otherwise be required to adopt the Merger Agreement, and the other stockholders receive the same consideration for their shares of Common Stock as was payable in the Offer, Purchaser can effect the Merger without the vote of Empire Resources’ stockholders. The current stock ownership of Purchaser, Parent and Nathan and Sandra Kahn exceeds the percentage required to adopt the Merger Agreement. If the Merger is effected, (i) Empire Resources’ stockholders who do not tender their shares of Common Stock in the Offer will be entitled to appraisal rights under the DGCL, provided that the relevant requirements to exercise appraisal rights under the DGCL have been satisfied, and (ii) Empire Resources’ stockholders who do not validly exercise appraisal rights under the DGCL will receive the same cash consideration for their shares following consummation of the Merger as was payable in the Offer.

Regulatory Approvals

The Antitrust Division and the FTC may review the legality under the antitrust laws of transactions such as the acquisition of the shares of Common Stock by Purchaser pursuant to the Offer; however, because the size of the Offer and Merger are below the thresholds for filing a notification under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and no waiting period requirements under that act apply. Nevertheless, at any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary to protect competition in the public interest, including seeking to enjoin the purchase of shares of Common Stock pursuant to the Offer or seeking divestiture of the shares of Common Stock so acquired or divestiture of substantial assets of Ta Chen or Empire Resources or of their respective subsidiaries and affiliates. U.S. state attorneys general and private parties may also bring legal actions under the antitrust laws of the United States. Empire Resources does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer or the Merger.

Empire Resources is not aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency that would be required for Ta Chen’s or Purchaser’s acquisition or ownership of the shares of Common Stock.

Notice of Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders of shares of Common Stock immediately prior to the Effective Time who have not properly tendered their shares of Common Stock of Empire Resources in the Offer and have neither voted in favor of the adoption of the Merger Agreement nor consented thereto in writing, and who otherwise comply with the applicable procedures under Section 262 of the DGCL (“Section 262”), will be entitled to exercise appraisal rights to receive a judicial determination of the “fair value” of their shares of Common Stock of Empire Resources (exclusive of any element of value arising from the accomplishment or expectation of the Merger) under Section 262.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262, which is attached to this Schedule 14D-9 as Annex II. All references in Section 262 and in this summary to a “stockholder” are to the record holder of shares of Common Stock immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in shares of Common Stock held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. Stockholders should carefully review the full text of Section 262 as well as the information discussed below.

Under the DGCL, if the Merger is completed, holders of shares of Common Stock immediately prior to the Effective Time and who (i) did not tender their shares of Common Stock in the Offer, (ii) follow the procedures set forth in Section 262 and (iii) do not thereafter withdraw their demand for appraisal of such shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their shares of Common Stock appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court. The “fair value” could be greater than, less than or the same as the Offer Price payable in connection with the Offer or the consideration payable in the Merger (which is equivalent to the Offer Price).

Under Section 262, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262. Any holder of shares of Common Stock who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex II carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights should consider consulting legal counsel before attempting to exercise such rights.

Stockholders who tender shares of Common Stock in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather will receive the Offer Price.

If a stockholder elects to exercise appraisal rights under Section 262, such stockholder must do all of the following:

•	within the later of the consummation of the Offer and 20 days after the date of mailing of this Schedule 14D-9 (which date of mailing is April 27, 2017) deliver to Empire Resources at the address indicated below a written demand for appraisal of shares of Common Stock held, which demand must reasonably inform Empire Resources of the identity of the stockholder and that the stockholder is demanding appraisal]; not tender their shares of Common Stock in the Offer; and
•	continuously hold of record the shares of Common Stock from the date on which the written demand for appraisal is made through the Effective Time.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, Ta Chen will cause the Surviving Corporation to deliver an additional notice of the effectiveness of the Merger to all stockholders of Empire Resources who delivered a written demand to Empire Resources pursuant to the first bullet above within ten days of the effective time of the Merger, as required by Section 262(d)(2) of the DGCL. However, only stockholders who have provided notice in accordance with the first bullet above will receive such notice of the effective date. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to deliver a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets) will be deemed to be a waiver or a termination of your appraisal rights.

Written Demand by the Record Holder

All written demands for appraisal should be addressed to Empire Resources, Inc., 2115 Linwood Avenue, Fort Lee, NJ 07024, Attention: Chief Financial Officer. The written demand for appraisal must be executed by or for the record holder of shares of Common Stock, fully and correctly, as such holder’s name appears on the certificate(s) for the shares of Common Stock owned by such holder. If the shares of Common Stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the shares of Common Stock are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of shares of Common Stock held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the shares of Common Stock. If shares of Common Stock are held through a brokerage firm, bank or other nominee who in turn holds the shares of Common Stock through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such shares of Common Stock must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds shares of Common Stock through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the shares of Common Stock should instruct the nominee holder that the demand for appraisal should be made by the record holder of the shares of Common Stock, which may be a central securities depository nominee if the shares of Common Stock have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds shares of Common Stock as a nominee for several beneficial owners may exercise appraisal rights with respect to the shares of Common Stock held for one or more beneficial owners while not exercising such rights with respect to the shares of Common Stock held for other beneficial owners. In such case, the written demand must set forth the number of shares of Common Stock covered by the demand. Where the number of shares of Common Stock is not expressly stated, the demand will be presumed to cover all shares of Common Stock held in the name of the record owner.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of shares of Common Stock who has complied with Section 262 and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of Common Stock held by all holders who did not tender in the Offer and demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of shares of Common Stock who had previously demanded appraisal of their shares of Common Stock. Empire Resources is under no obligation to and has no present intention to file a petition and holders should not assume that Empire Resources will file a petition or that it will initiate any negotiations with respect to the fair value of the shares of Common Stock. Accordingly, it is the obligation of the holders of shares of Common Stock to initiate all necessary action to perfect their appraisal rights in respect of the shares of Common Stock within the period prescribed in Section 262.

Within 120 days after the Effective Time, any holder of shares of Common Stock who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of shares of Common Stock not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares of Common Stock. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the shares of Common Stock, a person who is the beneficial owner of shares of Common Stock held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

Upon the filing of such petition by any such holder of shares of Common Stock, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their shares of Common Stock and with whom agreements as to the value of their shares of Common Stock has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require the stockholders who demanded payment for their shares of Common Stock to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder. Unless (i) at least 1% of the outstanding shares of Common Stock are entitled to appraisal or (ii) the value of the consideration provided in the Merger for shares of Common Stock entitled to appraisal exceeds $1 million, the Delaware Court of Chancery will dismiss the proceedings as to all holders of shares of Common Stock.

Determination of Fair Value

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Delaware Court of Chancery will determine the fair value of the shares of Common Stock, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. At any time before the Delaware Court of Chancery enters its judgment as to fair value, Empire Resources may pay to any holder of shares of Common Stock an amount of cash, in which case, interest shall accrue only on the sum of (i) the difference, if any, between the amount paid by Empire Resources and the fair value of the shares of Common Stock as determined by the Delaware Court of Chancery and (ii) interest accrued, unless paid at that time.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Delaware Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their shares of Common Stock as so determined could be more than, the same as or less than the Offer Price or the consideration payable in the Merger (which is equivalent to the Offer Price) and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262. Although Empire Resources believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price). Neither Purchaser nor Empire Resources anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and reserves the right to assert, in any appraisal proceeding, that for purposes of Section 262, the fair value of a share of Common Stock is less than the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price).

Upon application by the Surviving Corporation or by any holder of shares of Common Stock entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of shares of Common Stock whose name appears on the Verified List and who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Delaware Court of Chancery will direct the payment of the fair value of the shares of Common Stock, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder upon the surrender to the Surviving Corporation of such stockholder’s certificates. The Delaware Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the shares of Common Stock entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 will not, after the Effective Time, be entitled to vote his or her shares of Common Stock for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of shares of Common Stock as of a date prior to the Effective Time.

If any stockholder who demands appraisal of shares of Common Stock under Section 262 fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s shares of Common Stock will be deemed to have been converted at the Effective Time into the right to receive the consideration payable in the Merger. A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. In addition, as indicated above, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 and accept the consideration payable in the Merger.

If you wish to exercise your appraisal rights, you must not tender your shares of Common Stock in the Offer and must strictly comply with the procedures set forth in Section 262. If you fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of your appraisal rights.

The foregoing summary of the rights of Empire Resources’ stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of Empire Resources desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 is included as Annex II to this Schedule 14D-9.

Takeover Statutes

Empire Resources is not aware of any state takeover laws or regulations that would apply to restrict the Offer or the Merger and the Company has taken all steps necessary to render inapplicable the restrictions on business combinations contained in Section 203 of the Delaware General Corporation Law. If any government official or third party should seek to apply any such state takeover law to the Offer or the Merger or other business combination between Ta Chen or any of its affiliates and Empire Resources, each of Ta Chen and Empire Resources will take such action as then appears desirable to cause such state takeover law to be inapplicable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Ta Chen might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of shares of Common Stock, and Ta Chen might be unable to accept for payment or pay for shares of Common Stock tendered pursuant to the Offer, or be delayed in continuing or completing the Offer or the Merger. In such case, Ta Chen may not be obligated to accept for payment or pay for any tendered shares of Common Stock.

Annual Report

For additional information regarding the business and the financial results of Empire Resources, please see Empire Resources’ Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (the “10-K”).

Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this document, other than just purely historical information, including estimates, projections and statements relating to Empire Resources’ business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.” These forward-looking statements may be identified by the use of words such as “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “future,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” seek,” “should,” “will,” “would,” “is likely to,” or “is expected to” and other similar terms or phrases. There are a number of factors that may cause actual results to differ from these forward-looking statements, including, without limitation, those disclosed in the section entitled “Risk Factors” in the 10-K, including risks relating to the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; the inability to complete the Offer or Merger due to the failure to satisfy the conditions to completion of the Offer and Merger; unexpected costs or unexpected liabilities that may arise from the Transactions, whether or not consummated; continuation or deterioration of current market conditions; future regulatory or legislative actions that could adversely affect the companies; the outcome of any legal proceedings relating to the Offer, the Merger or the Merger Agreement; and risks to consummation of the Merger, including the risk that the Merger will not be consummated within the expected time period or at all. Additional factors that may affect future results are contained in Empire Resources’ filings with the SEC, which are available at the SEC’s website at www.sec.gov. Please refer to these documents for a more thorough description of these and other risk factors. Empire Resources’ assumes no obligation to update publicly or revise any forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, Empire Resources’ actual results may vary in material respects from those projected in these forward-looking statements.

Item 9. Exhibits.

The following Exhibits are filed herewith or incorporated herein by reference:

Exhibit Number	Description
(a)(1)	Offer to Purchase, dated April 7, 2017 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO of Purchaser and Ta Chen, filed with the SEC on April 7, 2017).*
(a)(2)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO of Purchaser and Ta Chen, filed with the SEC on April 7, 2017).*
(a)(3)	Opinion of Harpeth Capital, LLC dated March 30, 2017 (included as Annex I to this Schedule 14D-9).*
(a)(4)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO of Purchaser and Ta Chen, filed with the SEC on April 7, 2017).*
(a)(5)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO of Purchaser and Ta Chen, filed with the SEC on April 7, 2017).*
(a)(6)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO of Purchaser and Ta Chen, filed with the SEC on April 7, 2017).*
(a)(7)	Form of summary advertisement, published April 7, 2017 in The New York Times (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO of Purchaser and Ta Chen, filed with the SEC on April 7, 2017).
(a)(8)	Press Release issued by Empire Resources, Inc., dated March 31, 2017 (incorporated by reference to the Schedule 14D-9, filed by Empire Resources, Inc. with the SEC on March 31, 2017).
(e)(1)	Agreement and Plan of Merger, dated as of March 30, 2017, by and among Ta Chen Stainless Pipe Co., Ltd., Ta Chen Investment Corporation, and Empire Resources, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Empire Resources, Inc. with the SEC on March 31, 2017).
(e)(2)	Amendment No. 1 to Agreement and Plan of Merger, dated as of April 6, 2017, by and among Ta Chen Stainless Pipe Co., Ltd., Ta Chen Investment Corporation, and Empire Resources, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Empire Resources, Inc. with the SEC on April 6, 2017).
(e)(3)	Tender Agreement dated as March 30, 2017 between Nathan and Sandra Kahn and Purchaser and Ta Chen (incorporated by reference to Exhibit 1 to the Schedule 13D/A filed by Nathan Kahn and Sandra Kahn with the SEC on March 31, 2017).
(e)(4)	Health Insurance Agreement dated as of March 30, 2017 among Nathan Kahn, Sandra Kahn, Ta Chen Stainless Pipe Co., Ltd., Ta Chen Investment Corporation, and Empire Resources, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Empire Resources, Inc. with the SEC on March 31, 2017).
(e)(5)	Confidentiality Agreement dated January 18, 2017 between Empire Resources, Inc. and Ta Chen and Ta Chen International, Inc. (incorporated by reference to Exhibit (d)(2) to the Schedule TO of Purchaser and Ta Chen, filed with the SEC on April 7, 2017).

*	Included in materials mailed to stockholders of Empire Resources.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

EMPIRE RESOURCES, INC.
Date: April 7, 2017	By: /s/ Sandra Kahn Name: Sandra Kahn Title: Chief Financial Officer

Exhibit Index

Exhibit Number	Description
(a)(1)	Offer to Purchase, dated April 7, 2017 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO of Purchaser and Ta Chen, filed with the SEC on April 7, 2017).*
(a)(2)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO of Purchaser and Ta Chen, filed with the SEC on April 7, 2017).*
(a)(3)	Opinion of Harpeth Capital, LLC dated March 30, 2017 (included as Annex I to this Schedule 14D-9).*
(a)(4)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO of Purchaser and Ta Chen, filed with the SEC on April 7, 2017).*
(a)(5)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO of Purchaser and Ta Chen, filed with the SEC on April 7, 2017).*
(a)(6)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO of Purchaser and Ta Chen, filed with the SEC on April 7, 2017).*
(a)(7)	Form of summary advertisement, published April 7, 2017 in The New York Times (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO of Purchaser and Ta Chen, filed with the SEC on April 7, 2017).
(a)(8)	Press Release issued by Empire Resources, Inc., dated March 31, 2017 (incorporated by reference to the Schedule 14D-9, filed by Empire Resources, Inc. with the SEC on March 31, 2017).
(e)(1)	Agreement and Plan of Merger, dated as of March 30, 2017, among Ta Chen Stainless Pipe Co., Ltd., Ta Cen Investment Corporation and Empire Resources, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Empire Resources, Inc. with the SEC on March 31, 2017).
(e)(2)	Amendment No. 1 to Agreement and Plan of Merger, dated as of April 6, 2017, by and among Ta Chen Stainless Pipe Co., Ltd., Ta Chen Investment Corporation, and Empire Resources, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Empire Resources, Inc. with the SEC on April 6, 2017).
(e)(3)	Tender Agreement dated as March 30, 2017 between Nathan and Sandra Kahn and Purchaser and Ta Chen (incorporated by reference to Exhibit 1 to the Schedule 13D/A filed by Nathan Kahn and Sandra Kahn with the SEC on March 31, 2017).
(e)(4)	Health Insurance Agreement dated as of March 30, 2017 among Nathan Kahn, Sandra Kahn, Ta Chen Stainless Pipe Co., Ltd., Ta Chen Investment Corporation, and Empire Resources, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Empire Resources, Inc. with the SEC on March 31, 2017).
(e)(5)	Confidentiality Agreement dated January 18, 2017 between Empire Resources, Inc. and Ta Chen and Ta Chen International, Inc. (incorporated by reference to Exhibit (d)(2) to the Schedule TO of Purchaser and Ta Chen, filed with the SEC on April 7, 2017).

*	Included in materials mailed to stockholders of Empire Resources.

ANNEX I — FAIRNESS OPINION

I-1

March 30, 2017

Board of Directors
Empire Resources, Inc.
2115 Linwood Avenue, 2nd Floor
Fort Lee, NJ 07024

Ladies and Gentlemen:

We understand that Empire Resources, Inc. (the “Company”) proposes to enter into an agreement with Ta Chen Stainless Pipe Co., Ltd. (“Ta Chen”) whereby Ta Chen will acquire all of the outstanding common stock of the Company, other than common stock of the Company owned by Ta Chen or any affiliate or held in the treasury of the Company. Per the proposed terms of the draft Agreement and Plan of Merger dated March 28, 2017 (the “Agreement”), Ta Chen will acquire each share of the Company’s common stock, par value $0.01, for a cash payment of $7.00 (the “Offer Price,” with the Agreement and Offer Price defined together as the “Proposed Transaction”). The terms of the Proposed Transaction are more fully set forth in the Agreement and related documents.

You have requested our opinion as investment bankers as to the fairness, from a financial point of view, of the Offer Price to the stockholders of Empire Resources (other than Ta Chen and its affiliates) to be received in connection with the Proposed Transaction. We have not been requested to opine as to, and our opinion does not address, specifically or otherwise, the Company’s underlying business decision to engage in or effect the Proposed Transaction.

Harpeth Capital, LLC (“Harpeth Capital”), as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities and assets in connection with mergers and acquisitions, private placements and valuations for estate, corporate and other purposes. In consideration for rendering the opinion set forth in this letter, Harpeth Capital will receive a fee and reimbursement of its expenses. No portion of our fee that is payable upon delivery of this opinion to the Company is contingent upon the approval or consummation of the Proposed Transaction. In addition, the Company has agreed to indemnify Harpeth Capital for certain liabilities arising out of its engagement, including the rendering of this opinion. In, 2011, we provided certain financial advisory services to the Company in connection with the Company’s issuance of $12 million of 10% Convertible Senior Subordinated Notes.

In connection with our opinion, we reviewed and considered, among other things:

(i)	the draft Agreement and related documents outlining the Proposed Transaction;
(ii)	certain publicly available information that we believe to be relevant to our analysis, including various reports publicly filed with the Securities and Exchange Commission, including annual reports on Form 10-K and quarterly reports on Form 10-Q;
(iii)	a draft of the Company’s audited financial statements and Form 10-K filing for the year ended December 31, 2016;

One American Center • 3100 West End Avenue, Suite 710 • Nashville. Tennessee 37203
Direct: (615) 296-9840 • Fax: (615) 216-2175
www.HarpethCapital.com

March 30, 2017

(iv)	certain other financial information, including projected financial information, reports and other internal information that was provided to us by or on behalf of the Company;
(v)	discussions with members of the senior management of the Company and its representatives regarding their assessment of the past and current business operations, financial condition and future prospects of the Company, as well as the strategic and financial objectives of the Proposed Transaction;
(vi)	the historical trading price and activity of the Company’s common stock;
(vii)	certain financial and stock market information for the Company with similar information for certain other publicly-traded companies;
(viii)	the transaction multiples of certain other merger and acquisition transactions deemed comparable to the Proposed Transaction; and
(ix)	certain other financial analyses relevant to our review of the Proposed Transaction.

We also took into account our assessment of general economic, market and financial conditions and our experience in other transactions.

In rendering this opinion, with your consent, we have relied, without assuming any responsibility for independent verification, upon the accuracy and completeness of all financial, legal and other information reviewed by us that was publicly available or otherwise furnished to, or discussed with, us by or on behalf of the Company, and have further relied upon the assurances of management and representatives of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. We have been advised that the Company does not generally prepare projections or estimates of its future financial performance; however, the Company’s management has provided us with forward looking financial information, which is based upon certain limited assumptions and mathematical extrapolations, and authorized our use of such information as reasonable. We have assumed with your consent that the financial information, including estimates of future financial performance, which we examined and relied upon for the purpose of our analysis were reasonably prepared on a basis reflecting the good faith judgments of the management to the Company. We express no opinion with respect to such financial information or the assumptions on which they were based. We have not made an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor were we furnished with any such evaluations or appraisals. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Proposed Transaction will be obtained without any adverse effect on the expected benefits of the Proposed Transaction in any way meaningful to our analysis. For purposes of rendering our opinion, we have assumed, in all respects material to our analysis, that the final executed Agreement will not differ from the draft Agreement reviewed by us, that the representations and warranties of each party contained in the Agreement are true and correct, that each party will perform all of its covenants and agreements required to be performed by it under the Agreement, and that all conditions to the consummation of the Proposed Transaction will be satisfied without material waiver, modification or delay. In addition, the Board of Directors did not ask us to solicit or consider, nor have we solicited or considered, any offers or indications of interest from any third parties regarding a potential investment in or transaction involving the Company.

March 30, 2017

Our opinion is based upon economic, market and other conditions as they exist and can be evaluated on the date hereof and does not address the fairness of the Offer Price as of any other date. Our opinion does not address the merits of the underlying decision by the Company to engage in the Proposed Transaction. The financial markets in general, and the markets for the securities of the Company in particular, are subject to volatility, and this opinion does not purport to address potential developments in the financial markets or the markets for the securities of the Company after the date hereof. Harpeth Capital was not involved in the negotiation of the Proposed Transaction, nor were we asked to consider any other strategic alternatives potentially available to the Company. We are not legal, regulatory, accounting or tax experts and have assumed the accuracy and completeness of assessments by the Company and its advisors with respect to legal, regulatory, accounting and tax matters.

It is understood that this letter is for the benefit and use of the Board of Directors of the Company in connection with its consideration of the Proposed Transaction. This opinion does not constitute a recommendation as to any action the Board of Directors of the Company or any stockholder of the Company should take in connection with the Proposed Transaction or any aspect thereof. This opinion, in whole or in part, may not be reproduced, disseminated, quoted or referred to at any time without our prior written consent.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Offer Price to be paid to the stockholders of Empire Resources (other than Ta Chen and its affiliates) is fair from a financial point of view to the Company’s stockholders.

Very truly yours,

Harpeth Capital, LLC

ANNEX II — SECTION 262 OF THE DELAWARE GENERAL
CORPORATION LAW — RIGHTS OF APPRAISAL

Appraisal Rights.

(a)	Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to §228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.
(b)	Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to §251 (other than a merger effected pursuant to §251(g) of this title and, subject to paragraph (b)(3) of this section, §251(h) of this title), §252, §254, §255, §256, §257, §258, §263 or §264 of this title:
(1)	Provided, however, that, except as expressly provided in §363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in §251(f) of this title.
(2)	Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:
a.	Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;
b.	Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;
c.	Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or
d.	Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.
(3)	In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under §251(h), §253 or §267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)	In the event of an amendment to a corporation’s certificate of incorporation contemplated by §363(a) of this title, appraisal rights shall be available as contemplated by §363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation”, and the word “corporation” substituted for the words “constituent corporation” and/or surviving or resulting corporation.”
(c)	Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.
(d)	Appraisal rights shall be perfected as follows:
(1)	If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with §255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of §114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or
(2)	If the merger or consolidation was approved pursuant to §228, §251(h), §253, or §267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of §114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to §251(h) of this title, within the later of the consummation of the offer contemplated by §251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to §251(h) of this title, later than the later of the consummation of the offer contemplated by §251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.
(e)	Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.
(f)	Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)	At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to §253 or §267 of this title.
(h)	After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.
(i)	The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.
(j)	The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.
(k)	From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.
(l)	The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.